DUNDEE CORPORATION

Management’s Discussion and Analysis

Dundee Corporation (the “Company” or “Dundee Corporation” or “we”) is an asset management company dedicated to private wealth management, real estate and resources.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  Dundee Corporation’s investment holdings include publicly listed and private companies in a variety of sectors, as well as investments in liquid securities such as mutual funds.  The Company is listed on the Toronto Stock Exchange under the symbol DC.A.

This interim Management’s Discussion and Analysis has been prepared with an effective date of November 14, 2008 and provides an update on matters discussed in, and should be read in conjunction with, the audited consolidated financial statements of the Company, including the notes thereto, as at and for the year ended December 31, 2007 (“2007 Audited Consolidated Financial Statements”).  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) unless otherwise specified.  All amounts are in Canadian dollars, unless otherwise specified.

OPERATING SEGMENTS AND SIGNIFICANT INVESTMENTS

Wealth Management

The wealth management segment consists of the operations of our subsidiary, DundeeWealth Inc. (“DundeeWealth”) (www.dundeewealth.com).  DundeeWealth is a Canadian owned, independent wealth management company that provides diversified wealth management and investment solutions including alternative and tax-advantaged products, capital markets and advisory services to financial advisors, institutions, corporations and foundations, and innovative wealth management through independent financial advisors across Canada.  Our wealth management segment also includes our international banking activities which are carried out through offices in Bermuda and the Cayman Islands.

Real Estate

The real estate segment includes the operations of our 75% interest in Dundee Realty Corporation (“Dundee Realty”), a company operating primarily in the real estate asset management business, with activities in a land and housing business in Canada and the United States.  Land and housing activities are supplemented by a portfolio of select income generating properties and by our 18% interest in Dundee Real Estate Investment Trust (“Dundee REIT”)  (www.dundeereit.com).

Resources

Activities in our resources segment have been carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary, and our 53% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com), an oil and gas company that carries out exploration, development, and natural gas storage activities and has interests in Spain and Tunisia.

Other Investments and Corporate Costs

Our remaining investments and the operating results from these investments have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as liquid securities such as mutual funds.  This segment also includes general corporate overhead costs, interest and stock based compensation costs of the Company that are not specifically allocated to any operating division.

Significant Investments

The following table lists the more significant investments in our portfolio as at September 30, 2008, including our percentage ownership interest, the accounting treatment used to account for our investment, the book value of the investment at September 30, 2008 (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices as at September 30, 2008.

(in thousands of dollars except percentages)
				30-Sep-08	31-Dec-07
	Accounting	Book	Market	Percentage	Percentage
Investment Holding	Treatment	Value	Value (c)	Owned	Owned
Wealth Management Segment
DundeeWealth Inc. (a)	Consolidation	$ N/A	$ 777,238	49%	45%
Real Estate Segment
Dundee Realty Corporation	Consolidation	N/A	N/A	75%	77%
Dundee Real Estate Investment Trust (b)	Equity	94,095	112,345	18%	17%
Resources Segment
Eurogas Corporation	Consolidation	N/A	56,530	53%	51%
Eurogas International Inc.	Consolidation	N/A	N/A	53%	N/A
Dundee Precious Metals Inc.	Equity	94,025	53,731	20%	20%
Breakwater Resources Ltd.	Equity	79,469	24,296	25%	25%

(a)

The Company maintains an approximate 62% voting interest in DundeeWealth.

(b)

Approximately  91%  of our interest in Dundee REIT is held through units of Dundee Properties Limited Partnership (“DPLP”), with the remainder in publicly traded Dundee REIT units.  The DPLP units are convertible, at the Company’s option into units of Dundee REIT on a one-for-one basis.

(c)

See “The Effect of Financial Markets” and “Equity Accounted Investments”.

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars.  We believe that important measures of our operating performance and the operating performance of our subsidiaries include certain measures that are not defined under Canadian GAAP and, as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

➢

“AUM” or “Assets under Management” represent the period-end market value of client assets managed on a discretionary basis and in respect of which the Company earns investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheets.

➢

“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered and in respect of which the Company earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheets.

➢

“EBITDA” represents earnings before interest, taxes, depreciation and amortization.  We use this measure as a supplement to net earnings and cash flows.

➢

“Operating Earnings Before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

DUNDEE CORPORATION

CONSOLIDATED RESULTS OF OPERATIONS

Nine months ended September 30, 2008 compared with the nine months ended September 30, 2007

Consolidated Net (Losses) Earnings

Net losses for the period ended September 30, 2008 were $11.6 million representing a diluted loss per share of $0.15 compared with net earnings of $245.9 million or diluted earnings per share of $2.96 in the same period of 2007.  Included in net losses during the nine months ended September 30, 2008 is an after-tax fair value adjustment of approximately $80.8 million, of which $26.9 million was recorded in the third quarter of this year and is related to non-bank sponsored asset-backed commercial paper (“ABCP”) held by DundeeWealth.  Earnings in the comparative first nine months of 2007 included dilution gains of $134.5 million (2008 – loss of $1.7 million), primarily relating to equity issuances by DundeeWealth, which resulted in a decrease to our ownership interest in DundeeWealth during that period.

In the third quarter of 2008, net losses were $1.9 million representing a diluted loss per share of $0.03.  This compares with net earnings of $132.1 million or diluted earnings per share of $1.63 in the third quarter of the prior year.  Net earnings in the third quarter were adversely affected by losses from our resource based equity accounted investments.  These losses totalled $8.5 million in the third quarter of 2008 compared with earnings of $0.4 million in the same quarter of 2007.  In addition, earnings in the third quarter of 2007 included net earnings from discontinued operations of approximately $18 million.  Earnings from discontinued operations included a gain of $93.0 million representing our share of the gain earned by Dundee REIT on the sales of certain revenue properties to GE Real Estate in August 2007, offset by losses of approximately $75.0 million from the discontinuance of banking operations in DundeeWealth which also occurred in August 2007.

The Effect of Financial Markets

In the midst of a deepening credit crisis and related concerns over its impact on the global economy, stock markets across the world tumbled in the latter part of the third quarter of 2008.  The S&P/TSX composite index plummeted by over 18%, and was down over 21% from its high earlier in June of this year.  Although the index started July on an optimistic note, with oil prices reaching an all-time high, by mid-July commodity prices began to decline due to concerns over global growth and a stronger U.S. dollar.  Similarly, equities declined sharply in reaction to recessionary pressures in Europe, demand concerns in Asia, and the crisis in the U.S. financial system.

Recent events have been particularly hard on the financial sector.  Growing fears surrounding the global economy has eroded consumer confidence and decreased demand for financial services products.  Furthermore, declines in equity prices have a direct bearing on our asset levels, affecting both management fee and financial services revenues, as well as the prices of our portfolio of available-for-sale (“AFS”) securities.  Since September 30, 2008, the global market environment has continued to erode the value of asset levels and trading prices of many of our investments, causing a decrease in management fee revenues and reducing our expectation of performance fee revenues.  The market environment has also caused declines in trailer service fee revenues and reduced transaction volumes and associated commission fee revenues.

Residential real estate has played a critical role in the credit crisis, principally in the United States.  While the real estate situation in Canada does not appear to be subject to the same magnitude of downward correction, there are indications of market slowdowns, especially in centres where prices originally rose more dramatically.  In Canada, the Canadian Mortgage and Housing Corporation has indicated that it expects single family housing starts across Canada to decline by 21% in 2008 compared with 2007, with housing starts in Alberta expected to decline by 50%.  Although housing starts in Saskatchewan are expected to increase by 7% in 2008 compared with 2007, housing starts are forecasted to decrease by 20% in 2009.  Both Alberta and Saskatchewan are significant markets for our real-estate division.

In the wake of declining growth in the economy and a potential for an international recession, equity markets appear to be concerned that the world economy may lessen the demand for resources.  As a result, all commodity prices, with perhaps the exception of gold, have fallen sharply on equity exchanges around the world.

These events frame what has been a challenging quarter for the Company across all business segments, with equity prices impacting AUM and AUA levels, reduced commodity prices affecting the value of our resource-based AFS securities as well as the operating results of our resource-based equity accounted investments, and a downward pressure on the sales prices of real estate assets.

DUNDEE CORPORATION

Selected Consolidated Segmented Earnings Information

(in thousands of dollars)
		Three months		Nine months
For the period ended September 30,	2008	2007	2008	2007
Wealth management	$ 16,428	$ 15,325	$ 68,748	$ 50,648
Real estate	25,476	36,305	44,292	84,819
Resources	(12,363)	582	(10,856)	16,058
Other investments and corporate costs	(3,246)	14,961	(4,213)	8,048
Intersegment	818	818	2,454	2,454
	27,113	67,991	100,425	162,027
Dilution (loss) gains from consolidated subsidiaries	2,673	74,127	(1,702)	134,466
Fair value adjustment of available-for-sale securities	(37,942)	-	(113,827)	-
Income taxes	6,240	(28,040)	3,440	(69,911)
Net (loss) earnings from continuing operations	(1,916)	114,078	(11,664)	226,582
Gain (loss) from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	(75,032)	69	(75,880)
Share of earnings of discontinued operations of
Dundee REIT, net of tax	-	93,063	-	95,220
	$ (1,916)	$ 132,109	$ (11,595)	$ 245,922

Available-for-Sale Securities

(in thousands of dollars)
		Three months		Nine months
For the period ended September 30,	2008	2007	2008	2007
Fair value of available-for-sale securities, beginning of period	$ 486,685	$ 290,132	$ 645,181	$ 187,989
Transactions in the period ended September 30
New investments	31,139	450,029	77,883	553,855
Proceeds from sale of securities	(193)	(37,250)	(102,171)	(41,847)
Changes in unrealized gains in available-for-sale securities	(115,876)	(27,760)	(224,081)	(22,789)
Changes in unrealized gains in available-for-sale securities
included in discontinued operations	-	(57,600)	-	(57,600)
Other transactions	(3,018)	(1,715)	1,925	(3,772)
Fair value of available-for-sale securities, as at September 30	$ 398,737	$ 615,836	$ 398,737	$ 615,836

Represented by:
Asset-backed commercial paper			$ 169,478	$ 340,561
Collaterized loan obligations			47,039	90,678
Mutual funds managed by a subsidiary			94,713	80,104
Other			87,507	104,493
			$ 398,737	$ 615,836

In the first nine months of 2008, we invested cash of $77.9 million (2007 - $553.9 million) in our AFS investment portfolio.  Our investments included approximately $25 million in resource-based investments and approximately $52.7 million in short term investments and other securities, primarily through DundeeWealth’s seeding of their European-based funds.  Proceeds from the sale of AFS securities were $102.2 million (2007 - $41.8 million) during the first nine months of 2008 and consisted primarily of the sale of mutual fund investments.

Included in our portfolio of AFS securities is DundeeWealth’s investments in ABCP and collateralized loan obligations (“CLOs”) (see “Exposure to Asset-Backed Commercial Paper” and “Exposure to Investments in Collateralized Loan Obligations”).  In the first nine months of 2008, DundeeWealth recognized a pre-tax fair value adjustment relating to depreciation in the fair value of ABCP of $113.8 million which was considered an other-than-temporary impairment in these assets and as such, was charged to net earnings.  Market depreciation in DundeeWealth’s portfolio of CLO investments was $39.6 million, including $17.7 million incurred in the third quarter of this year.  As this depreciation was not considered other-than-temporary, this depreciation was reflected in other comprehensive income (“OCI”).

DUNDEE CORPORATION

Equity Accounted Investments

(in thousands of dollars)
	Three Months	Nine Months
	ended	ended
	30-Sept-08	30-Sept-07
Carrying value of equity accounted investments, beginning of period	$ 291,370	$ 289,041
Transactions in the period ended September 30, 2008
Cash invested in equity accounted investees	349	2,915
Distributions received, net of reinvestments	(790)	(1,798)
Share of losses of equity accounted investees	(8,256)	(4,560)
Share of other comprehensive loss of equity accounted investees	(2,238)	(5,613)
Cost of investments sold	-	(327)
Transfer (to) from available-for-sale securities	3,815	(372)
Transfer from other assets	394	5,326
Other transactions	17	49
Carrying value of equity accounted investments, September 30, 2008	$ 284,661	$ 284,661

During 2008, Eurogas completed a transaction in respect of its underground natural gas storage facility project, which diluted its interest in Escal UGS S.L. (“Escal”), through which Eurogas carries on these activities, to approximately 33%.  Effective May 18, 2008, Escal is being carried in our consolidated financial statements as an equity accounted investee.

In August 2008, Dundee Resources acquired 10 million common shares of Odyssey, a Canadian-based junior exploration company whose focus has been in Morocco and Turkey.  As a result of this transaction, Dundee Resources’ interest in Odyssey increased to 42.6% and the Company began accounting for this investment on an equity basis.

(in thousands of dollars except percentages)
		September 30, 2008			December 31, 2007
		Carrying	Market		Carrying	Market
	Ownership	Value	Value	Ownership	Value	Value

Breakwater Resources Ltd.	25%	$ 79,469	$ 24,296	25%	$ 83,523	$ 184,684
Dundee Precious Metals Inc.	20%	94,025	54,125	20%	96,146	91,309
Dundee Real Estate Investment Trust (a)	18%	94,095	102,797	17%	95,056	111,728
Escal UGS S.L. (b)	33%	5,593	5,593		-	-
Odyssey Resources Ltd.	43%	3,815	1,591		-	-
Other		7,664	6,668		14,316	14,959
		$ 284,661	$ 195,070		$ 289,041	$ 402,680

(a)

Fair value is determined net of our obligation to deliver Dundee REIT units pursuant to the terms of our Exchangeable Debentures of $9.5 million (2007 - $11.2 million).

(b)

Our 33% interest in Escal UGS S.L. is held through Eurogas’ 74% owned subsidiary, Castor UGS Limited Partnership, giving Eurogas an effective 25% interest in Escal.

The aggregate market value of our equity accounted investments as at September 30, 2008, is $195.1 million.  Market value is determined using quoted market prices where available, and carrying values for non-quoted securities such as our investment in Escal.  In certain circumstances, we do not believe that current trading prices are a true measure of the fair value of the investment to the Company.  Subsequent to September 30, 2008, and following the recent credit crisis and significant declines in commodity prices, the market value of our equity-accounted subsidiaries, measured using current trading prices, has continued to deteriorate.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

(in thousands of dollars)						2008

	Wealth			Other Investments
For the nine months ended September 30, 2008	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 370,220	$ -	$ -	$ -	$ -	$ 370,220
Redemption fees	11,706	-	-	-	-	11,706
Financial services	255,837	-	-	753	(1,253)	255,337
Banking interest income	-	-	-	-	-	-
Real estate revenues	-	214,487	-	-	-	214,487
Investment income	10,114	(399)	2,441	10,492	(7,600)	15,048
	647,877	214,088	2,441	11,245	(8,853)	866,798
EXPENSES
Selling, general and administrative	241,336	4,301	6,049	9,115	(1,253)	259,548
Variable compensation	176,591	-	-	-	-	176,591
Trailer service fees	107,475	-	-	-	-	107,475
Banking interest expense	-	-	-	-	-	-
Operating costs, real estate	-	148,083	-	-	-	148,083
	525,402	152,384	6,049	9,115	(1,253)	691,697
OPERATING EBITDA	122,475	61,704	(3,608)	2,130	(7,600)	175,101
Amortization of deferred sales commissions	60,298	-	-	-	-	60,298
Depreciation, depletion and amortization	9,891	3,141	93	1,507	-	14,632
Interest expense	14,310	7,259	3,291	6,150	(10,054)	20,956
Fair value adjustment of available-for-sale securities	113,827	-	-	-	-	113,827
Gain on exchangeable debentures	-	-	-	(1,314)	-	(1,314)
OPERATING (LOSS) EARNINGS	(75,851)	51,304	(6,992)	(4,213)	2,454	(33,298)
Equity (losses) earnings	-	1,095	(5,655)	-	-	(4,560)
Investment provision	-	-	-	-	-	-
Non-controlling interest	30,772	(8,107)	1,791	-	-	24,456
	(45,079)	44,292	(10,856)	(4,213)	2,454	(13,402)
Dilution loss						(1,702)
Income taxes						3,440
Net (loss) earnings from continuing operations	(45,079)	44,292	(10,856)	(4,213)	2,454	(11,664)
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	69	-	-	-	-	69
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	-	-	-	-	-

NET (LOSS) EARNINGS FOR THE PERIOD	$ (45,010)	$ 44,292	$ (10,856)	$ (4,213)	$ 2,454	$ (11,595)

						2007

	Wealth			Other Investments
For the nine months ended September 30, 2007	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 339,715	$ -	$ -	$ -	$ -	$ 339,715
Redemption fees	11,260	-	-	-	-	11,260
Financial services	321,797	-	43	2,009	(2,002)	321,847
Banking interest income	-	-	-	-	-	-
Real estate revenues	-	233,202	-	-	-	233,202
Investment income	15,338	16,948	3,112	13,933	(8,856)	40,475
	688,110	250,150	3,155	15,942	(10,858)	946,499
EXPENSES
Selling, general and administrative	224,592	6,257	5,887	9,100	(1,552)	244,284
Variable compensation	217,622	-	-	-	-	217,622
Trailer service fees	95,189	-	-	-	-	95,189
Banking interest expense	-	-	-	-	-	-
Operating costs, real estate	-	149,361	-	-	-	149,361
	537,403	155,618	5,887	9,100	(1,552)	706,456
OPERATING EBITDA	150,707	94,532	(2,732)	6,842	(9,306)	240,043
Amortization of deferred sales commissions	49,443	-	-	-	-	49,443
Depreciation, depletion and amortization	12,722	3,761	70	4,191	-	20,744
Interest expense	21,203	7,167	2,670	10,993	(11,760)	30,273
Gain on exchangeable debentures	-	-	-	(16,293)	-	(16,293)
OPERATING EARNINGS (LOSS)	67,339	83,604	(5,472)	7,951	2,454	155,876
Equity earnings	-	13,184	20,541	97	-	33,822
Investment provision	-	-	-	-	-	-
Non-controlling interest	(16,691)	(11,969)	989	-	-	(27,671)
	50,648	84,819	16,058	8,048	2,454	162,027
Dilution gains						134,466
Income taxes						(69,911)
Net earnings from continuing operations	50,648	84,819	16,058	8,048	2,454	226,582
Loss from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	(75,880)	-	-	-	-	(75,880)
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	95,220	-	-	-	95,220

NET EARNINGS (LOSS) FOR THE PERIOD	$ (25,232)	$ 180,039	$ 16,058	$ 8,048	$ 2,454	$ 245,922

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

Nine months ended September 30, 2008 compared with the nine months ended September 30, 2007

WEALTH MANAGEMENT SEGMENT

(in millions of dollars)
							Consolidated
			International		Intersegment		Wealth Management
	DundeeWealth		Wealth Management		Amounts		Operations
For the nine months ended September 30,	2008	2007	2008	2007	2008	2007	2008	2007
REVENUES
Management fees	$ 366.9	$ 335.7	$ 3.3	$ 4.0	$ -	$ -	$ 370.2	$ 339.7
Redemption fees	11.7	11.3	-	-	-	-	11.7	11.3
Financial services	256.8	321.1	0.3	2.7	(1.3)	(2.0)	255.8	321.8
Investment income	9.8	15.6	0.3	(0.3)	-	-	10.1	15.3
	645.2	683.7	3.9	6.4	(1.3)	(2.0)	647.8	688.1
EXPENSES
Selling, general and administrative	238.1	220.5	4.5	6.1	(1.3)	(2.0)	241.3	224.6
Variable compensation	176.6	217.6	-	-	-	-	176.6	217.6
Trailer service fees	107.5	95.2	-	-	-	-	107.5	95.2
	522.2	533.3	4.5	6.1	(1.3)	(2.0)	525.4	537.4
OPERATING EBITDA	123.0	150.4	(0.6)	0.3	-	-	122.4	150.7
Amortization of deferred sales commissions	60.3	49.4	-	-	-	-	60.3	49.4
Depreciation and amortization	9.8	10.2	0.1	2.5	-	-	9.9	12.7
Fair value adjustment to AFS securities	113.8	-	-	-	-	-	113.8	-
Interest expense	14.3	21.2	-	-	-	-	14.3	21.2
OPERATING (LOSS) EARNINGS FROM
CONTINUING OPERATIONS (a)	$ (75.2)	$ 69.6	$ (0.7)	$ (2.2)	$ -	$ -	$ (75.9)	$ 67.4

(a)  Before income taxes and non-controlling interest

DUNDEEWEALTH

➢

RESULTS OF OPERATIONS

During the first nine months of 2008, DundeeWealth earned EBITDA of $123.0 million and incurred a net loss from continuing operations before taxes and non-controlling interest of $75.2 million.  This compares with EBITDA of $150.4 million and net earnings from continuing operations before taxes and non-controlling interest of $69.6 million in the first nine months of 2007.  The net loss in the first nine months of 2008 reflects a pre-tax fair value adjustment of $113.8 million to DundeeWealth’s carrying value of its non-bank sponsored ABCP.

(in millions of dollars)
	2008					Year-to-Date
		Third	Second	First		and as at
AUM		Quarter	Quarter	Quarter	Year-to-Date	September 30, 2007
Balance at beginning of period		$ 31,472	$ 27,979	$ 28,161	$ 28,161	$ 23,809
Net assets gathered		1,245	1,515	729	3,489	2,128
Market (depreciation) appreciation		(6,396)	1,790	(974)	(5,580)	1,073
Acquisitions		4,643	-	-	4,643	69
Changes in AUM of DundeeWealth Financial		(165)	188	63	86	152
Total AUM at end of period		$ 30,799	$ 31,472	$ 27,979	$ 30,799	$ 27,231

As at September 30, 2008, DundeeWealth’s AUM totalled $30.8 billion, up 13% compared with $27.2 billion as at the end of the third quarter of 2007, and up 9% from AUM of $28.2 billion at the end of 2007.  Increases include $4.6 billion of AUM which DundeeWealth acquired during the third quarter of this year as part of its acquisitions of Aurion Capital Management Inc. (“Aurion”) and BHR Fund Advisors, L.P. (“BHR”) (see “Goodwill and Other Intangible Assets”).

DUNDEE CORPORATION

The market environment during the first nine months of 2008 was characterized by a significant amount of volatility.  The sub-prime mortgage meltdown and liquidity crisis continued to exert downward pressure on stock markets.  During this challenging period, Dynamic FundsTM, the award winning investment brand managed by a subsidiary of DundeeWealth, remained an industry leader in asset gathering activities based on data provided by the Investment Funds Institute of Canada.  Net asset gathering activities totalled $3.5 billion in the nine months ended September 30, 2008, ranking  Dynamic Funds first among all non-bank competitors and second overall.  In addition, Dynamic Funds ranked first among all industry participants in net asset gathering activities of long-term funds1.

Notwithstanding these net additions to AUM, market depreciation during the first three quarters of 2008 exceeded $5.5 billion, with market depreciation of $6.4 billion in the third quarter of this year offsetting market appreciation of $0.9 billion in the first half of this year.

Since September 30, 2008, the global market environment has continued to erode the value of DundeeWealth’s AUM, reducing management fee revenues, as well as the expectation of performance fee revenues.  Given these recent global economic events and their impact on DundeeWealth’s AUM, it is unlikely that DundeeWealth will earn performance fee revenues in 2008.  Despite these uncertain market conditions, DundeeWealth remains focused on its core strengths of innovative product creation and relationship building with financial advisors, designed to both retain and attract AUM and AUA.

Revenues from continuing operations during the first nine months of 2008 were $645.2 million, representing a 6% decline from consolidated revenues of $683.7 million in the same period of 2007.  Management fee revenues increased 9% for the nine months ended September 30, 2008, reflecting the impact of a continued strong growth trend in AUM experienced by DundeeWealth throughout the last twelve months.

(in millions of dollars)

For the nine months ended September 30,	2008	% Change	2007
REVENUES
Management fees	$ 366.9	9%	$ 335.7
Redemption fees	11.7	4%	11.3
Financial services	256.8	(20%)	321.1
Other	9.8	(37%)	15.6
	$ 645.2	(6%)	$ 683.7

Management fee revenue in DundeeWealth is predominantly determined based on the fair value of AUM calculated on the last business day of each month.  Average AUM, before accounting for assets acquired as part of the Aurion and BHR transactions, increased to $27.3 billion for the nine months ended September 30, 2008 compared with $24.4 billion for the nine months ended September 30, 2007.  This increase in average AUM resulted in a $38.1 million increase in management fee revenue in the first nine months of this year compared with the same period of 2007.  This increase was partially offset by a reduction in the average management fee rate earned on these assets from 1.73% in the nine months ended September 30, 2007 to 1.70% in the current  period, thereby reducing management fee revenue by approximately $5.5 million.  DundeeWealth’s acquisitions of Aurion and BHR added another $3.8 million to management fee revenue in the third quarter of 2008.

Dampened by the same global economic conditions and volatility experienced in AUM levels, DundeeWealth’s AUA decreased by $4.8 billion to $28.1 billion, from $32.9 billion at September 30, 2007.  Furthermore, these factors continued to exert downward pressure on financial services revenues, which decreased by 20% in the first nine months of 2008 compared with the same period of 2007.

1 Long-term funds net asset gathering activities represent net asset gathering activities in AUM, exclusive of net asset gathering activities in money market funds.

DUNDEE CORPORATION

As DundeeWealth’s financial advisors operate through an open architecture advice network, they may provide their clients with a wide range of DundeeWealth’s own investment products for their portfolios.  Transactions by financial advisors in DundeeWealth’s own investment solutions strengthen growth in AUM.  Commission and trailer service fee revenues earned by DundeeWealth’s financial segment and paid by DundeeWealth’s investment segment grew by approximately 8% in the first nine months of 2008 to $54.5 million compared with $50.5 million in the same period of 2007.  In accordance with accounting requirements, these commission and trailer service fee revenues are eliminated and excluded from the determination of consolidated financial services revenue.

Capital markets activities are conducted through DundeeWealth’s IIROC (Investment Industry Regulatory Organization of Canada, formerly the “IDA”) firm, Dundee Securities Corporation (“Dundee Securities”).  Aggregate revenues from capital markets activities were $51.5 million in the first nine months of 2008 compared with $87.0 million in the same period of the prior year.

Although there were several large transactions and advisory engagements during the earlier part of 2008, industry statistics suggest that financing activity in Canada has dropped by 33% year-over-year, and that these activities have suffered a 60% decline in the current quarter.

Consistent with these industry results, new issue and advisory revenue in DundeeWealth’s capital markets division declined by 49% to $24.8 million in the first nine months of 2008, compared with $48.8 million earned in the same period of the previous year, including a 40% drop in revenues during the third quarter of this year.  The mining and industrial growth sectors dominated corporate finance activities in 2008, accounting for 79% of aggregate new issue and advisory revenue.  The oil and gas sector accounted for a further 10% of revenues in the first three quarters of 2008, while the biotechnology, real estate and alternative energy sectors combined for the remaining 11%.  In the first three quarters of 2008, Dundee Securities participated in 116 (2007 – 164) public and private new issue transactions.

Principal trading revenue was $1.5 million in the first nine months of 2008 compared with revenue of $15.2 million in the same period of 2007, as trading losses were experienced in the third quarter due to market declines.  Included in year-to-date principal trading revenue is $2.2 million of realized gains on corporate finance inventory positions, substantially all of which was realized earlier in the year.

Operating expenses in DundeeWealth, adjusted for intersegment distribution fees, were $520.9 million in the first nine months of 2008, compared with $531.7 million in the same period of the prior year.

(in millions of dollars)
For the nine months ended September 30,	2008	% Change	2007
OPERATING EXPENSES
Selling, general and administrative	$ 238.1	8%	$ 220.5
Variable compensation	176.6	(19%)	217.6
Trailer service fees	107.5	13%	95.2
	522.2	(2%)	533.3
Intersegment distribution fees paid to Dundee Corporation	(1.3)	(19%)	(1.6)
Total	$ 520.9	(2%)	$ 531.7

Certain expenses, such as variable compensation costs and trailer service fees, as well as the amortization of deferred sales commissions, have increased or decreased in direct correlation with the change in corresponding revenue streams or AUM levels.

Selling, general and administrative (“SG&A”) costs have increased from $220.5 million in the first nine months of 2007 to $238.1 million in the first nine months of 2008.  Expenses in the first nine months of 2008 also include $3.0 million relating to the acquisitions of Aurion and BHR, all of which were incurred in the third quarter.

DUNDEE CORPORATION

DundeeWealth has implemented a number of organizational changes, the majority of which it anticipates completing by the end of 2008.  The goal of these changes is to simplify its organizational structure in order to improve service levels and enhance both efficiency and profitability.  Since the beginning of the current year, and as part of the implementation of these changes, DundeeWealth incurred severance costs of approximately $13 million associated with a reduction in staffing levels by approximately 250 employees.  Beginning in 2009, these organizational changes should result in annual savings of approximately $30 million to DundeeWealth.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing support to clients who have invested in DundeeWealth's mutual fund products.  Trailer service fees are calculated as a percentage of the market value of the associated AUM and DundeeWealth would therefore expect to see increases in trailer service fee expense corresponding to increases in its average AUM during any given period.  As a percentage of average AUM, excluding AUM in Aurion and BHR, trailer service fees paid in the nine months ended September 30, 2008 represented approximately 0.55% (2007 – 0.55%), or 32.4% (2007 – 31.6%) of total management fee revenue generated from these assets.

CHANGES IN FINANCIAL CONDITION

Step Acquisitions in DundeeWealth

During the second quarter of 2008, we purchased approximately 5.4 million common shares of DundeeWealth for cash of $71.5 million.  During the same period, DundeeWealth paid cash of $9.4 million to purchase and cancel approximately 0.7 million common shares pursuant to its normal course issuer bid.  These transactions resulted in an overall 3.9% increase in our interest in DundeeWealth.  We accounted for this increase as a step acquisition, with the aggregate purchase price allocated to the fair value of the assets of DundeeWealth acquired as illustrated in the table below.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

(in thousands of dollars)
Net assets acquired
Investment management contracts	$ 70,769
Other net assets	25,454
Future income tax liabilities	(20,168)
$ 76,055
Aggregate purchase price
Cash	$ 80,871
Cash attributed to non-controlling interest	(4,816)
$ 76,055

Exposure to Asset-Backed Commercial Paper

DundeeWealth continues to hold ABCP with a par value at maturity of $379.4 million.  ABCP has not traded in active markets since mid-August 2007 and there are currently no market quotations available for these securities.

On March 17, 2008, a court order was obtained through which a restructuring of affected ABCP is expected to occur under the protection of the Companies’ Creditors Arrangement Act.  The court agreed to grant bankruptcy protection to the affected trusts and to supervise a vote on the proposed restructuring.  On March 20, 2008, details of the proposed restructuring plan were announced which contemplates that affected ABCP will be exchanged for longer-term, floating rate notes (“FRNs”) designed to match the maturities of the underlying assets.

The restructuring proposal pools certain assets of all the affected ABCP conduits, to be allocated on a pro-rata basis to two newly created Master Asset Vehicles referred to as MAV 1 and MAV 2.  Larger investors are expected to participate in MAV 1 which requires self-funding by participants in a margin funding facility against possible margin calls.  DundeeWealth will be an investor in MAV 2, in which a third-party funding facility will be established and generally funded by a group of third-party lenders.  MAV 2 is expected to issue Class A-1, Class A-2, Class B and Class C notes to ABCP noteholders.  Each class of notes that DundeeWealth expects to receive will be supported by a portfolio of unleveraged and leveraged corporate CDOs, traditional securitized assets and certain hybrid assets.

DUNDEE CORPORATION

Trusts with ABCP supported solely by traditional securitized assets will be placed in a separate Master Asset Vehicle referred to as MAV 3 and noteholders will receive FRNs with maturities based upon the maturities of the underlying assets.  The FRNs will amortize and be repaid as assets mature or are sold.  DundeeWealth also anticipates receiving FRNs in MAV 3.

Assets in each Master Asset Vehicle, for which the credit quality is uncertain, are designated as ineligible assets and will be supported by notes designated as IA Tracking Notes which will bear interest at the net rate of return generated by the corresponding designated tracking asset.

Based on the information statement containing details about the proposed restructuring, as originally provided, and other public information, DundeeWealth anticipates receiving aggregate FRNs in the amount of $371.3 million in denominations as illustrated in the following table, in exchange for DundeeWealth’s holdings of ABCP with a par value of $379.4 million.  The proposed ratings of the restructured notes and the associated proposed interest rates are based on information as estimated in the information statement to noteholders.  However, the information statement has not been updated since April 20, 2008.  It is possible that the ratings as originally outlined in the information statement will deteriorate as a result of current global market events.

The ABCP investments are considered AFS financial instruments for accounting purposes and must be reported at their fair value.  Fair value, amongst other things, is a function of the market’s perception of the risks associated with the asset.  The timing of completion of the proposed restructuring remains unknown and also unknown is whether any new FRNs resulting from the restructuring will trade in an active market.

Since these assets are not currently distributing interest and since the new restructured securities have not yet been issued, the valuation technique used by DundeeWealth was based on publicly available information, either from DBRS or from the information statement outlining the proposed restructuring, to determine the type and characteristics of assets in each of the affected trusts.  For each major asset type held by the affected trusts, DundeeWealth looked at market values for indices related to the asset class or to market pricing for comparable assets, if available.  This information was assessed on a transaction by transaction basis for each trust in which DundeeWealth holds affected ABCP.  With this information, and the assignment of values to each asset type in each affected trust, valuations for each affected trust were completed.  An overall dollar weighted average valuation across all affected trusts was then calculated.

DundeeWealth’s determination of fair value of traditional assets is primarily based on discussions with third-party dealers or, where available, the most recent trading price of similar securities.  As proxy for the fair value of hybrid securitized assets, DundeeWealth considered credit indices on structured finance products including the ABX, TABX, and CMBX indices.

Fair value of leveraged and unleveraged corporate CDOs is determined using a pricing model which requires inputs of initial and current credit spreads, a risky annuity and a leverage factor.  Generally, and with all other factors remaining constant including the vintage of assets, the fair value of our ABCP portfolio is expected to decline in periods of increasing credit spreads.

DUNDEE CORPORATION

Reflecting recent market volatility, from June 30, 2008 to September 30, 2008, credit spreads increased from approximately 164 basis points to 210 basis points, as measured by CDX7 IG, a credit index composed of 125 North American investment grade credit default swaps.  Similar increases were observed in other comparable corporate credit indices.

As a result of these and other factors, during the third quarter of 2008, DundeeWealth recorded an additional fair value adjustment of $37.9 million against the carrying value of its ABCP, increasing the year-to-date adjustment to $113.8 million.  DundeeWealth’s aggregate fair value adjustment in respect of its ABCP holdings is $209.0 million or approximately 55% of the par value of ABCP held.  Consistent with DundeeWealth’s approach in 2007, because ABCP conduits have failed to meet their scheduled maturities and interest payments to noteholders during this standstill period, it has been determined that this amount reflects an other-than-temporary impairment of ABCP investments and DundeeWealth has therefore recognized this adjustment in net earnings.

Fair value for the underlying assets is affected by a wide variety of other factors including, but not limited to, changes in corporate credit spreads, changes in credit correlation, current and expected default and delinquency experience for assets underlying the affected ABCP, weighted average life of the assets, vintage of asset origination and global pricing of structured finance assets.  These factors will also have a direct bearing on the credit quality of the restructured notes, if and when issued.  While DundeeWealth continues to believe that, generally, the credit quality of the underlying assets is perceived to be satisfactory, their credit quality must be distinguished from their market value.  Generally, it is assumed that if the credit quality of the assets remain satisfactory, the market value of these assets will return to par as the assets (and the notes funding the assets) get closer to maturity.  This assumption will only be true where the assets are not liquidated prior to maturity, as may be the case  where the attachment point is breached and losses are suffered or for leveraged assets where triggers are hit and an unwind event occurs.

On April 25, 2008, existing noteholders were asked to vote on the restructuring plan.  Almost 96% of noteholders voted in favour of the plan which was expected to be implemented by the end of June 2008.  However, implementation was delayed by a number of corporate investors who petitioned the courts, challenging the legality of certain releases which, amongst other limitations, restrict their ability to sue those financial institutions which originally sold them the ABCP.  The petition was eventually denied and the  Pan-Canadian Investors Committee recently announced that it anticipates completing the restructuring before the end of November 2008.

While the valuation technique as at September 30, 2008 as outlined above has taken into account the recent market volatility, the likelihood of implementation of the proposed restructuring and the reduced liquidity and pricing information impacting certain asset classes as at that date, there is no assurance that the pricing of these assets will not continue to decline in future periods, nor is there any guarantee of a successful restructuring, or that following any potential restructuring, the restructured notes will trade at a higher market value.  In addition, the restructuring plan involves negotiations with third party financial institutions, some of which may be experiencing financial difficulties given the current credit crisis and global economic concerns.  The Pan-Canadian Investors Committee has not provided any information to indicate whether triggers, margin calculations and pricing, or other factors contemplated as part of the reorganization plan, have been renegotiated or otherwise changed.  As a result of these uncertainties, and the fact that DundeeWealth’s valuation methodology was based on incomplete information, DundeeWealth’s  estimates of fair value may change materially in subsequent reporting periods.

Exposure to Investments in Collateralized Loan Obligations (CLOs)

Many of the themes prevalent in other credit markets were also seen in the CLO market, including widening spreads, repricing of risk and concerns over credit quality, fear of both higher default rates and decreased recovery rates, all of which impacted the market value of these securities.  At September 30, 2008, the estimated fair value of DundeeWealth’s portfolio of CLOs was $47.0 million, representing a 60% decline from original cost.  Accordingly, DundeeWealth has reduced accumulated other comprehensive income (“AOCI”) by a pre-tax fair value adjustment of $69.6 million relating to this decline, including $39.6 million recognized during 2008, of which $17.7 million was recognized in the third quarter.

DUNDEE CORPORATION

The CLO portfolio consists of 27 separate tranche investments, $18.8 million of which are invested in BBB tranches, $57.8 million in BB tranches and $40.0 million in equity tranches.  The CLOs are secured by a portfolio of over 1,000 North American and European loans and similar instruments across a wide variety of industries representing all major sectors of the economy.  The CLOs have legal final maturity dates ranging from March 2019 to August 2027.  However, each CLO is subject to a pre-determined reinvestment period during which time principal proceeds from the redemption, maturity, or sale of their underlying portfolio investments may be reinvested.  At the expiration of this reinvestment period, proceeds from the redemption, maturity or sale of remaining portfolio investments will be passed through to noteholders in accordance with the amortization policy of each CLO, and the CLO will subsequently unwind.  Therefore, any given CLO may mature substantially earlier than its legal final maturity date, and will likely begin to unwind immediately following the expiration of the reinvestment period.  At September 30, 2008, DundeeWealth’s portfolio of CLO investments had an average remaining reinvestment period of 5.2 years.

During the first nine months of 2008, DundeeWealth’s CLO portfolio earned investment income of approximately $10.2 million, representing an annualized return of 11.7% based on DundeeWealth’s original acquisition price.  Amidst significantly adverse market-driven conditions, there have been no defaults in scheduled interest payments nor has there been any evidence of unusual rates of credit defaults in the underlying collateral as at September 30, 2008.  In addition, as DundeeWealth has both the ability and the intent to continue to hold its CLO positions until the amortized costs are recovered, it will continue to report the fair value adjustment in AOCI.

DundeeWealth has borrowed in U.S. and Euro currencies in order to economically hedge foreign exchange fluctuations in its foreign-currency-denominated CLO investments.  As DundeeWealth has elected not to apply hedge accounting to these strategies, the effect of changes in foreign exchange rates relating to amounts borrowed to acquire these assets is reflected in net earnings while the effect of changes in foreign exchange rates to the fair value of CLOs is reflected in OCI.

Client Accounts Receivable, and Client Deposits and Related Liabilities

Client account balances represent funds owing from or belonging to clients, and amounts due to or from brokers and dealers that are pending settlement.  While the amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any meaningful change to DundeeWealth’s financial position.  As at September 30, 2008, client accounts receivable in DundeeWealth were $632.6 million (December 31, 2007 – $408.8 million) and consist of $220.9 million in client margin accounts (December 31, 2007 – $244.2 million) and $411.7 million in day-to-day settlement amounts (December 31, 2007 – $164.6 million).  Client deposits and related liabilities in DundeeWealth were $569.4 million (December 31, 2007 – $418.3 million).

Margin lending arrangements require clients to maintain certain collateral in their margin accounts.  Current economic and credit conditions have reduced the value of securities held as collateral against margin loans.  However, this decrease did not result in a financial loss to DundeeWealth at September 30, 2008, as margin deficiencies were resolved in a timely fashion as they occurred.

Trading Securities Owned and Securities Sold Short

Securities owned and securities sold short represent trading positions in securities at DundeeWealth’s investment dealer subsidiary, Dundee Securities.  Trading positions may vary significantly on a day-to-day basis depending upon trading strategies in response to market conditions and in anticipation of price movements and do not necessarily reflect any meaningful change to DundeeWealth’s financial position.  Trading positions are recorded at their fair value based on quoted prices where available, with changes in market values being included in principal trading revenue.  As of September 30, 2008, securities owned and securities sold short totalled $106.8 million (December 31, 2007 – $263.7 million) and $41.2 million (December 31, 2007 – $106.5 million) respectively.

Bank Indebtedness

DundeeWealth’s subsidiary, Dundee Securities, has established call loan facilities for $128 million with two Canadian chartered banks.  These call loan facilities are secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities and are used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to these call loan facilities may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change in DundeeWealth’s financial position.  Amounts borrowed pursuant to these call loan facilities, which at September 30, 2008 totalled $64.3 million (December 31, 2007 – $43.1 million), are reported as bank indebtedness.

DUNDEE CORPORATION

Accounts Receivable and Accounts Payable

DundeeWealth’s accounts receivable balance at September 30, 2008 decreased to $89.4 million from $216.1 million at the end of 2007.  Included in the December 31, 2007 balance are performance fees associated with DundeeWealth’s investment products which were paid in the first quarter of 2008.  These performance fees have associated direct expenses which contributed to an increased balance in accounts payable as at December 31, 2007 and their partial payment during the current period accounted for the decrease in accounts payable at September 30, 2008.

Deferred Sales Commissions

Deferred sales commissions represent amounts paid to financial advisors for the sale of investment products which are then deferred and generally amortized over a period of five years.  The December 31, 2007 balance of $207.0 million of deferred sales commissions increased by $92.1 million representing commissions funded during the first nine months of 2008, net of $60.3 million of amortization.

Corporate Debt

DundeeWealth has renewed its $500 million revolving term credit facility with a Canadian chartered bank, extending the expiry date to September 9, 2009.  If the facility is not renewed at the expiry date, it will convert into a four-year term loan and any amounts borrowed as at the date of expiry will be due four years after the scheduled expiry date.  For Canadian dollar borrowings, the amended facility bears interest, at DundeeWealth’s option, at a rate per annum equal to either the bank’s prime lending rate for loans, or for bankers’ acceptances at the bank’s then prevailing bankers’ acceptance rate plus 0.95%.  For U.S. dollar borrowings, the amended facility bears interest, at DundeeWealth’s option, either at the bank's prevailing Alternate Base Rate Canada for loans, or at LIBOR plus 0.95%.  Euro borrowings under the amended credit facility bear interest at EURIBOR plus 0.95%.  Unused amounts available under the amended facility are subject to a standby fee of 0.325% per annum.  The facility is subject to certain covenants, including the maintenance of minimum levels of AUM and earnings, restrictions on the existence of secured indebtedness and restrictions on the disposition of assets in excess of a specified amount.  At September 30, 2008, DundeeWealth was in compliance with all covenants.

REAL ESTATE SEGMENT

➢

RESULTS OF OPERATIONS

Our real estate segment reported earnings before taxes from continuing operations of $44.3 million in the first nine months of 2008, compared with $84.8 million in the same period of 2007.

Earnings in our real estate division during the first three quarters of the prior year also included an after tax gain of $95.2 million relating to the sale by Dundee REIT of part of its real estate portfolio to GE Real Estate in August of that year.  The gain was reflected as discontinued operations in our consolidated financial statements.

Margins from Land and Housing Operations

Land and housing operations generated contribution margins of $66.4 million or 31.0% on revenues of $214.5 million in the first nine months of 2008.  This compares with contribution margins of $83.8 million or 36.0% on revenues of $233.2 million in the same period of 2007.

(in thousands of dollars)
	Nine months to September 30, 2008				Nine months to September 30, 2007
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin

Revenue properties	$ 25,261	$ 19,447	$ 5,814	23.0%	$ 32,385	$ 20,516	$ 11,869	36.6%
Land	111,401	69,781	41,620	37.4%	130,351	67,411	62,940	48.3%
Housing and condominiums	60,474	54,032	6,442	10.7%	64,830	61,434	3,396	5.2%
Management fees	13,051	4,823	8,228	63.0%	2,305	-	2,305	100.0%
Other	4,300	-	4,300	N/A	3,331	-	3,331	N/A

	$ 214,487	$ 148,083	$ 66,404	31.0%	$ 233,202	$ 149,361	$ 83,841	36.0%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

DUNDEE CORPORATION

Revenue Properties

Margins earned from revenue properties were $5.8 million in the first nine months of 2008 compared with $11.9 million in the same period of 2007.  The decrease was mainly attributable to the disposal of certain residential rental properties in the first quarter of 2007 that resulted in the recognition of a gain on sale of approximately $6.3 million in that period.

Dundee Realty’s ski area operations in Colorado experienced a very successful fiscal year, with skier visits up 34% over the same period of 2007.  Generally, the third quarter of each year is considered a period of low revenues as Dundee Realty utilizes the summer months for maintenance purposes.  As part of their annual maintenance, DundeeRealty continued to invest in the ski area infrastructure, which resulted in higher maintenance costs of $0.3 million in 2008 compared to costs incurred in the prior period.

The Distillery Historic District in Toronto contributed $2.9 million to operating profits in the first three quarters of 2008, a $0.3 million decrease compared to the same period of 2007.  The decrease in operating profits are reflective of higher tenant recoveries in the prior period, as well as higher non-recoverable expenses in the current year.  Capital improvements have resulted in a 4% increase in the leaseable area to approximately 342,000 square feet.  These improvements, together with increased leasing activity, will permit higher base rents in the future.  Occupancy levels currently stand at 99.9%.

Land

Revenue from land sales was $111.4 million, generating operating profits of $41.6 million or 37.4% in the first nine months of 2008.  This compares with revenues of $130.4 million, generating operating profits of $62.9 million or 48.3% in the same period of 2007.  Operating profits have decreased, despite higher margins in Saskatoon and Calgary, reflecting a reduction in the number of lots sold compared to the same period of the prior year.  Also contributing to the decrease was the sale of two land parcels that contributed $11.9 million of operating profits in 2007.  These land parcels were not related to our residential land development operations and therefore, there were no comparable sales in 2008.

Saskatoon generated $5.5 million of operating profits in the period, achieving higher average selling prices compared to the same prior year period, however, profit margins were slightly lower at 36% as compared to 38% in 2007, due to higher land parcel sales in the prior year, which generally result in higher margins.  The Regina market had operating profits of $10.3 million, an increase of $0.2 million compared to 2007 despite lower sales volume due to timing of transitions to a new subdivision.  The Calgary market had operating profits of $17.4 million, as opposed to an operating loss of $0.2 million in 2007, as a result of the sales of more than 200 lots from the Wentworth Glen project in the current quarter.  Parcel sales are delayed due to a restriction placed on new development until 2009 by the City of Calgary.  In Edmonton, operating profits decreased by $16.5 million, primarily reflecting a reduction in the number of lots sold due to a softening of the market.  In Toronto, unit sales from Dundee Realty’s 30% interest in the Thornhill Woods project generated operating profits of $2.3 million.

Housing and Condominiums

Revenue from sales of housing and condominium units decreased in this period to $60.5 million from $64.8 million in the same period of 2007.  Housing operations in western Canada were solid compared to the same period of 2007, as both Saskatoon and Regina continue to experience strong demand and increased margins, translating into a $4.5 million increase.  However, this increase was offset by $2.0 million of costs related to condominium projects in Toronto that are required to be expensed in the period incurred in accordance with new accounting standards that became effective in 2008.  Dundee Realty’s interest in the Thornhill Woods housing project in Toronto contributed revenues of $6.0 million and a margin of $1.4 million on housing sales in the first nine months of 2008.

In the first nine months of 2008, Dundee Realty realized $10.5 million of revenues and earnings of $1.2 million on the closing of the remaining 21 condominium units at the Princeton project in Calgary.

DUNDEE CORPORATION

Management Fees

Management fee revenues increased to $13.1 million reflecting asset management, acquisition and financing fees related to properties that Dundee Real Estate Asset Management (“DREAM”) currently manages.  DREAM is a fully diversified real estate investment and asset management company with a scope of business that includes real estate asset management and advisory services encompassing commercial real estate and real estate development, as well as investments in Canadian renewable energy infrastructure assets.  For the nine month period ended September 30, 2008, DREAM generated $8.2 million of operating profits, representing a 63.0% operating margin.   At September 30, 2008, DREAM managed approximately $5.5 billion of assets.

➢

CHANGES IN FINANCIAL CONDITION

Real Estate Assets

Real estate assets increased by approximately 16% since December 31, 2007 to $471.3 million at September 30, 2008.

(in thousands of dollars)
As at	September 30, 2008	% Change	December 31, 2007

Land	$ 270,152	15%	$ 235,123
Housing and condominiums	153,876	22%	125,824
Revenue properties	47,261	3%	45,738
	$ 471,289	16%	$ 406,685

Land Under Development and Land Held for Development

The carrying value of Dundee Realty’s portfolio of land under development and held for development increased to $270.2 million, a 15% increase over $235.1 million at December 31, 2007.

(in thousands of dollars except for acres and number of lots)
	Land Held for Development		Land Under Development
				Number of	Total
	Cost	Acres	Cost	Lots	Cost
Saskatoon	$ 40,425	2,105	$ 24,135	315	$ 64,560
Regina	11,375	779	23,765	199	35,140
Calgary	63,825	1,015	17,093	2	80,918
Edmonton	36,298	603	37,852	457	74,150
Toronto	456	-	11,281	4	11,737
USA	3,647	5	-	-	3,647
	$ 156,026	4,507	$ 114,126	977	$ 270,152

Aggregate development costs on land were approximately $81.1 million in the first nine months of 2008 and were incurred mainly in Regina, Calgary and Saskatoon.  In the third quarter of 2008, Dundee Realty completed several acquisitions, increasing year-to-date acquisitions to $18.5 million.  These land acquisitions included 127.4 acres in east Saskatoon, 66.1 acres in Regina, 8.2 acres in Calgary and 4.0 acres in Edmonton.

(in thousands of dollars)

Balance of land inventory, December 31, 2007	$ 235,123
New acquisitions completed during the period	18,539
Costs of development	81,064
Transfer to cost of goods sold	(64,849)
Other	275
Balance of land inventory, September 30, 2008	$ 270,152

DUNDEE CORPORATION

Inventory of Housing and Condominiums

Housing and condominiums inventory increased 22% to $153.9 million as at September 30, 2008 compared with $125.8 million at December 31, 2007.

(in thousands of dollars)

Balance of housing and condominium inventory, December 31, 2007	$ 125,824
New acquisitions completed during the period	1,646
Costs of development	83,989
Transfer to cost of goods sold	(50,688)
Other	(6,895)
Balance of housing and condominium inventory, September 30, 2008	$ 153,876

Construction is approximately 89% complete for the 383-unit Pure Spirit condominium at The Distillery Historic District in Toronto with closings expected in either the fourth quarter of 2008 or the first quarter of 2009.  The southeast corner project, a 670-unit two-tower condominium development project on the Distillery site is progressing, with planning reviews and development parameters having been completed.  Construction on the first 35-storey Clear Spirit tower and the 40-storey Gooderham tower is expected to commence in early 2009 with closings scheduled for 2012.  Marketing for the Clear Spirit and Gooderham projects is in process and, at September 30, 2008, 83.3% of the units of the Clear Spirit tower and 52.8% of the units in the Gooderham tower have been pre-sold conditional on the projects proceeding to the development stage.

Construction continues on the Base Camp One project, a 64-unit flagship residential lodge in a prime ski in/ski out location at the Sol Vista ski area located in Granby, Colorado.  To date, over 50% of the units have been pre-sold and the project is on schedule for completion in March 2009.

The table below illustrates some of the more significant projects being undertaken by Dundee Realty in the housing and condominium business:

(in thousands of dollars)
As at September 30, 2008	Location	Cost
Single family homes	Saskatoon	$ 17,400
	Regina	11,868
	Toronto	311
		29,579
Condominiums
Pure Spirit	Toronto	77,321
Clear Spirit	Toronto	12,626
Corktown	Toronto	10,192
Base Camp One	Colorado	19,788
Other		4,370
		124,297

		$ 153,876

Real Estate Debt

Real estate debt as at September 30, 2008 was $250.4 million (December 31, 2007 - $211.5 million), including $83.4 million (2007 - $59.0 million) relating to a revolving term credit facility, with the balance divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.

Debt is generally secured by charges on specific properties to which the debt relates.  As at September 30, 2008, $56.9 million (December 31, 2007 - $38.9 million) of aggregate debt in our real estate segment is subject to a fixed, weighted average interest rate of 6.06% (December 31, 2007 – 8.04%) and matures between 2008 and 2017.  Further, $193.5 million (December 31, 2007 - $172.7 million) of real estate debt is subject to a weighted average variable interest rate of 5.28% (December 31, 2007 – 6.30%).

DUNDEE CORPORATION

Dundee REIT

As at September 30, 2008, Dundee Corporation owned 0.3 million Dundee REIT units and 3.5 million units of DPLP, representing an 18% interest.  As at September 30, 2008, the market value of our investment was $112.3 million.  Pursuant to the exchange feature of our debentures, we have an obligation to deliver up to a maximum of 320,840 of these units which, at September 30, 2008, had a value of $9.5 million.

Included in our equity earnings for the nine months ended September 30, 2008, is $1.1 million in earnings from our investment in Dundee REIT.  This compares with earnings from continuing operations of $13.2 million in the same period of 2007.  In addition, in the prior year we recognized earnings of $95.2 million, net of tax, in discontinued operations which represented our share of operating activities and the associated gain resulting from Dundee REIT’s transaction with GE Real Estate in August 2007.  We received distributions from Dundee REIT of $6.3 million in the first half of 2008 compared with $12.7 million in the same period of 2007.  Approximately $1.8 million of these distributions were received in cash with the balance of $4.5 million being used to purchase additional units of Dundee REIT.

RESOURCES SEGMENT

Losses incurred before tax recoveries in the resources segment amounted to $10.9 million in the first nine months of 2008 compared with before tax operating earnings of $16.1 million in the same period of 2007.  The majority of the decrease relates to losses from equity accounted investments of $5.7 million in the first nine months of 2008, compared with earnings from equity accounted investments of $20.5 million in the same period of 2007.

Eurogas Corporation

Current Project Updates

Castor Underground Gas Storage Project (Spain)

Partnership Agreement with ACS Relating to Eurogas’ Interest in Escal

In May 2008, Eurogas received the development concession from the Spanish authorities in respect of its underground natural gas storage facility project.  As a result, our consolidated financial results now reflect the completion of the transaction with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”), pursuant to which ACS increased its ownership in Escal from 5% to 66.67%, thereby reducing the interest of Castor Limited Partnership (“CLP”), of which Eurogas is a 73.7% owner, to 33.33% from 95%.  Upon the grant of the development concession, we recorded a consolidated dilution loss of $5.0 million related to the dilution of CLP’s interest and began to account for our investment in Escal as an equity-accounted investment.

As part of Eurogas’ arrangement with ACS, ACS agreed that it would repay to Eurogas $47.6 million (€29.7 million), which is most of the amount invested by Eurogas in the natural gas storage facility project.  On July 11, and October 10, 2008, $29.3 million (€18.3 million) and $11.9 million (€7.4 million) of Eurogas’ loan to Escal was repaid, respectively.  Funds received will, to the extent applicable, be applied against notes receivable and accrued interest owed to Eurogas from the non-controlling interests in CLP, and the non-controlling interest will be reduced by a corresponding amount.

Sfax Permit (Tunisia)

Reorganization of Eurogas International Inc.

Eurogas holds its interest in the Sfax Permit through its wholly-owned Barbados subsidiary, Eurogas International Inc. (“EII”).  On July 10, 2008, Eurogas announced it would spin-off EII by way of a dividend-in-kind to holders of its common shares.  EII’s assets include approximately $10 million of cash and accounts receivable, and the interest in the Sfax Permit.  As part of this transaction, Eurogas exchanged its common shares in EII for preferred shares and new common shares of EII, which were then immediately distributed to all of Eurogas’ common shareholders.  Each common shareholder of Eurogas received one common share of EII for every five Eurogas shares held.  The objective of splitting Eurogas assets into two separate publicly traded companies was to enhance shareholder value and to complete the distribution on a tax efficient basis.

DUNDEE CORPORATION

On April 8, 2008, EII announced that, along with its operating partner Atlas Petroleum Exploration Worldwide, Ltd. (“APEX”), it had entered into a farmout agreement with Amsterdam based Delta Hydrocarbons B.V. (“Delta”) with respect to the Sfax Permit.  The agreement has received all regulatory approvals.  The farmout agreement enables EII and APEX to meet commitments with respect to the REB Exploitation Concession as described below.

Under the agreement, Delta acquired a 50% participation in the Sfax permit, reducing EII’s interest in the 1 million acre Sfax Permit to 22.5%, with a commitment to spending US$125 million.  Included in this amount, and as part of the transaction, EII received a cash payment of approximately $11 million, which has been applied to reduce capitalized costs.  After Delta has expended US$125 million, the project reverts to joint venture participation and EII will be responsible for 22.5% of future payments.  If Delta does not fulfill its spending commitment, EII’s interest in the permit would revert to 45%.

The farmout agreement provides for a work program of $80 million and provides $45 million for the purchase and upgrading of production equipment.  These amounts can be re-directed with the consent of all parties.  As of November 1, 2008, an estimated US$95 million of the US$125 million commitment has been spent, including US$69 million on the work program and US$26 million on production equipment.

Working Capital

Eurogas’ working capital increased to $81.4 million as at September 30, 2008 from $2.9 million as at December 31, 2007.  The increase in working capital is due in part, to the receipt of $29.6 million pursuant to completion of a rights offering on April 24, 2008, of which $19.3 million was received directly from Dundee Corporation.  Also increasing working capital in Eurogas is the $11.2 million received as repayment of past expenditures on the Tunisian program pursuant to the farmout agreement with Delta and the recognition of a $44.7 million loan to Escal pursuant to the completion of the partnership agreement with ACS, of which approximately $30.8 million had been collected to September 30, 2008.

Included in working capital at September 30, 2008 are cash and short-term deposits of $32.5 million (December 31, 2007 - $1.2 million) and $35.3 million (2007 - $nil) of investments in discounted notes and GICs.  Discounted notes and GICs have been classified and are being reported as trading securities in these consolidated financial statements.

Breakwater Resources (“Breakwater”)

In the nine months ended September 30, 2008, Breakwater reported a net loss of $34.9 million on revenues of $201.9 million compared with earnings of $61.7 million on revenues of $201.6 million in the same period of the prior year.  Gross sales revenue from the sales of zinc, copper, lead, silver and gold concentrates increased by $29.1 million or 11% to $298.0 million from the same period in 2007, despite an increase in concentrate sold of 71%, reflecting higher prices for gold and silver, offset by a 43% reduction in the realized zinc price.  Direct operating costs increased by $65.9 million to $153.6 million, primarily due to increased concentrate sales and higher costs of fuel, labour and supplies.

At September 30, 2008, Breakwater had working capital of $48.8 million compared with $82.6 million at December 31, 2007.  Earnings in Breakwater are sensitive to operating performance, metal prices, smelter treatment charges and the U.S. foreign exchange rate.

During the third quarter of 2008, we purchased 1 million shares of Breakwater in the open market for $0.3 million.  We currently own approximately 113 million shares of Breakwater, representing a 25% interest.  Included in our equity earnings for the nine months ended September 30, 2008, is a loss of $8.3 million representing our share of losses in Breakwater for this period.  Offsetting the loss is a dilution gain of $3.0 million which we recognized following issuances of common shares by Breakwater.

At September 30, 2008, the market value of our interest in Breakwater was $24.2 million, substantially below our carrying value of $79.5 million.  While Breakwater continues to report its financial results based on accounting principles applicable to a going concern, certain market conditions, including falling metal prices and higher operating costs, cast substantial doubt about Breakwater’s ability to continue its operations in the normal course of business and its ability to achieve and sustain profitable operations.  Adjustments to the financial operating results of Breakwater could be material should Breakwater be unable to continue as a going concern.

DUNDEE CORPORATION

Subsequent to September 30, 2008, Breakwater announced that it would temporarily suspend operations at both the Langlois mine in Quebec and the Myra Falls mine in British Columbia.  This decision was precipitated by the decline in commodity prices and the general deterioration of the short-term economic outlook globally, which have mitigated the overall operational improvements in Breakwater’s production and costs at both mines.  This action enables Breakwater to retain zinc assets that will be mined in the future when the zinc market returns to levels that more accurately reflect underlying supply and demand fundamentals.

Dundee Precious Metals Inc. (“Dundee Precious”)

Dundee Precious reported net earnings in the first nine months of 2008 of $0.8 million compared with earnings of $24.9 million in the same period of 2007.  Gross profits from mining operations were $14.6 million in the first nine months of 2008 compared with $43.3 million in the prior period.  The decrease in gross profits from operations was primarily due to lower deliveries of concentrates and higher production costs at the Deno Gold and Chelopech locations, partially offset by strong metal prices for gold, copper and silver.

We continue to own approximately 12.6 million shares of Dundee Precious, representing a 20% interest.  Included in our equity earnings for the nine months ended September 30, 2008 is a gain of $0.2 million, representing our share of earnings in Dundee Precious for this period.  In addition, we recognized a dilution loss of $0.4 million.

At September 30, 2008, the market value of our interest in Dundee Precious was $54.1 million compared with our carrying value of $94.0 million.  Subsequent to September 30, 2008, and in response to adverse economic conditions, Dundee Precious announced that steps were being taken to reduce, eliminate and/or defer all non-critical expenditures and to potentially dispose of certain of its exploration assets.  While operations in the Chelopech mining facilities will continue in normal course, Dundee Precious has temporarily suspended operations at Deno Gold and Back River.  Dundee Precious has also ceased all exploration and drilling activities on its Armenian and Serbian properties.

In early November 2008, Dundee Precious announced a public offering of up to $80 million, with an over allotment granted to the underwriter for an additional 15%.  The offering will consist of the issuance of units at $2.25 per unit.  Each unit will include a common share and one half of a warrant to purchase an additional common share at a price of $3.25 per unit for a period of seven years.  Dundee Corporation has agreed that it will participate, to the extent of its pro-rata share and subject to any regulatory restrictions, in the offering.  Dundee Precious anticipates that proceeds from the offering will allow it to meet its operational requirements and commitments and advance its key spending programs for the next twelve months, including the preservation of its exploration titles, licenses and concessions and to maintain the Kapan operations on care and maintenance pending improvements in metal prices.  The offering is expected to close in November 2008.

Other Investments in Dundee Resources

Odyssey Resources Ltd. – Odyssey is a Canadian-based junior exploration company whose focus has been in Morocco and Turkey.  As at September 30, 2008, we held 11.4 million shares of Odyssey with a market value of $1.6 million, representing a 43% interest.

Valdez Gold Corporation – Valdez’ business is the acquisition, exploration and subsequent development of mineral resource properties in Mexico, including the Los Jarros and Jarros Norte properties in the province of Chihuahua, as well as other geologically attractive countries with stable political and investment climates.  As at September 30, 2008, we held 26.5 million shares of Valdez with a market value of $4.6 million, representing a 34% interest.

Corona Gold Corporation – Corona is a resource-focused exploration, development and investment company.  At September 30, 2008, we held approximately 5.0 million shares of Corona with a market value of $2.0 million representing a 26.4% interest.

DUNDEE CORPORATION

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments

Dundee Corporation owns several other public and private investments in a variety of industry sectors.  Revenues from these investments include net realized gains on sales of investments, dividend and interest income and foreign exchange translation adjustments.  Gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Unrealized gains and losses on securities designated as AFS are recorded as a component of OCI.

Other Comprehensive Loss

During the nine months ended September 30, 2008, the Company recognized other comprehensive losses of $59.8 million (2007 - $20.1 million).  Other comprehensive loss is reported net of non-controlling interest of $24.3 million (2007 - $8.3 million).

Included in this loss are unrealized losses from our portfolio of AFS securities of $116.5 million or $85.6 million on a net-of-tax basis.  This compares with $14.1 million of losses from AFS securities or $9.5 million on a net-of-tax basis in the same nine months of 2007.  Included in these losses is $46.7 million ($33.2 million, net-of-tax) related to DundeeWealth’s portfolio of CLOs.  Also included in unrealized losses is approximately $20.2 million ($14.4 million net-of-tax) relating to certain of our resources-based investments and approximately $27.0 million ($19.2 million net-of-tax) related to certain mutual fund investments.

Also included in other comprehensive loss for the nine months ended September 30, 2008 is our share of the comprehensive loss of our equity accounted investees which aggregated $5.6 million ($3.9 million net-of-tax).

Selling, General and Administrative

Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $9.1 million in the first nine months for both the 2008 and 2007 periods.

Corporate Interest Expense

Corporate interest expense was $6.2 million in the first nine months of 2008 compared with $11.0 million in the same period of 2007.  The decrease is primarily a function of the reduction in the outstanding balance of the Company’s Exchangeable Debentures over the period.

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Goodwill and Other Intangible Assets

(in thousands of dollars)
		Investment	Institutional
		Management	Management	Funds under	Customer
	Goodwill	Contracts	Contracts	Administration	Relationships	TOTAL
Balance, December 31, 2007	$ 411,828	$ 274,745	$ -	$ 14,322	$ 4,544	$ 705,439
Business acquisitions	7,691	-	16,417	-	-	24,108
Allocation of step purchase fair value increase	(16,972)	59,615	-	-	-	42,643
Amortization	-	-	(410)	(977)	(998)	(2,385)
Balance, September 30, 2008	$ 402,547	$ 334,360	$ 16,007	$ 13,345	$ 3,546	$ 769,805

The $59.6 million increase in the carrying value of the investment management contract and the reduction of $16.9 million in the carrying value of goodwill resulted from the step acquisition in DundeeWealth as discussed under “Step Acquisition of DundeeWealth”.

DUNDEE CORPORATION

In July 2008, DundeeWealth completed the acquisition of 60% of Aurion, a Toronto-based institutional money manager with AUM of $4.6 billion at the time of acquisition.  With this acquisition, DundeeWealth now services the institutional market and have acquired additional portfolio management expertise.  Aurion was purchased with a combination of cash and common shares of Dundee Wealth aggregating $26 million, of which approximately 35% is subject to a three-year claw back based on asset and key employee retention.

DundeeWealth also acquired an 89% interest in BHR, a registered investment advisor regulated by the U.S. Securities and Exchange Commission.  The acquisition of BHR provides DundeeWealth with a product creation and distribution platform in the United States.  BHR was purchased with cash of approximately $3.5 million, of which $1 million is tied to the business achieving asset growth targets within a one-year period.

During the third quarter of 2008, the acquisitions of Aurion and BHR added approximately $7.7 million to our goodwill balance.  We also attributed $16.4 million of the acquisition price for Aurion to the institutional management contracts acquired.  These contracts will be amortized over their estimated useful life of ten years.

6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (“Series 1 Shares”)

Note 15 to the 2007 Audited Consolidated Financial Statements provides a summary of the terms of the Series 1 Shares which were issued in June 2006.  In accordance with Canadian GAAP, certain terms of the Series 1 Shares require that they be classified as debt rather than equity.  Accordingly, dividends on the Series 1 Shares are included as interest expense on the consolidated statement of operations on an accrual basis.

Corporate Debt

Revolving Term Credit Facilities ─ During the third quarter, the Company renewed its $150 million revolving term credit facility with a Canadian chartered bank, extending the expiry date to September 9, 2009.  The credit facility continues to provide for a tiered interest rate structure based on the Company’s public debt rating.  Based on the Company’s current debt rating, draws on the credit facility bear interest, at the Company’s option, at a Canadian chartered bank’s prime lending rate plus 0.25% or Corporate Banker’s Acceptance rate plus 1.25%.  The Company is subject to a standby fee of 0.375% on unused amounts under the facility.  In addition, the renewed credit facility no longer requires that we pledge common shares of DundeeWealth as security against amounts borrowed.  As at September 30, 2008, the Company had borrowed $49.3 million pursuant to the credit facility.

The credit facility provided to the Company is subject to annual renewal.  There can be no assurance that the credit facility will be renewed on September 9, 2009 under the same terms and conditions as provided in the current credit facility.

5.85% Exchangeable Unsecured Subordinated Debentures ─  On June 22, 2005, the Company issued 5.85% exchangeable unsecured subordinated debentures (“Exchangeable Debentures”), which mature on June 30, 2015.  Each $1,000 Exchangeable Debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  At September 30, 2008, approximately $9.5 million remained outstanding pursuant to these Exchangeable Debentures.  We have placed sufficient units into escrow to satisfy any potential obligation pursuant to the Exchangeable Debentures.  Interest on the Exchangeable Debentures is paid semi-annually on June 30 and December 31 of each year.

During the first nine months of 2008, holders of Exchangeable Debentures exercised the conversion feature on $0.4 million of debt.  We released 12,669 Dundee REIT units in satisfaction of the conversion feature, recognizing an associated gain on the disposition of the Dundee REIT units of approximately $0.1 million.

Debt of our Subsidiaries

A more detailed discussion of corporate debt in each of our business segments is discussed under “Segmented Results of Operations – Changes in Financial Condition” in respect of each of our business segments.

DUNDEE CORPORATION

Future Income Tax Liabilities

The Company’s net future income tax liability at September 30, 2008 was $65.4 million (December 31, 2007 – $134.9 million) which represents future income tax liabilities of $260.8 million (December 31, 2007 – $235.0 million), offset by future income tax assets of $195.4 million (December 31, 2007– $100.1 million).  Significant changes in future income tax balances during the first nine months of 2008 were:

▪

An increase in future income tax assets of $33.3 million relating to the recognition of an other-than-temporary impairment against the carrying value of the Company’s portfolio of ABCP;

▪

An increase in future income tax assets of approximately $29.5 million relating to fair value adjustments to AFS securities;

▪

A decrease in future income tax liabilities of $18.5 million relating to the comparative change in income that is deferred annually for tax purposes; and

▪

An increase in future income tax liabilities of approximately $22.2 million due to a portion of the aggregate purchase price for acquisitions being attributed to investment management contracts.  The company’s step acquisition of DundeeWealth in the first quarter of 2008 contributed $17.3 million with the remaining $4.9 million relating to DundeeWealth’s acquisition of Aurion.

Income Tax Expense

Our income tax provision differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

(in thousands of dollars)
	Three Months		Nine Months
For the three and nine months ended September 30,	2008	2007	2008	2007
Anticipated income taxes based on combined Canadian
federal and provincial statutory income tax
rate of 36% (2007 - 36%)	$ 6,456	$ (52,930)	$ 14,181	$ (113,275)
Net non-deductible items	(3,633)	(2,049)	(11,745)	(7,976)
Non-taxable dilution gains (losses)	719	26,775	231	48,569
Change in valuation allowance	(708)	402	822	156
Future taxes at rates different from the current
statutory income tax rate	(6,656)	(249)	(9,423)	1,627
Benefits not previously recognized	2,037	84	2,787	1,162
Other	8,025	(73)	6,587	(174)
Income taxes	$ 6,240	$ (28,040)	$ 3,440	$ (69,911)

Non-Controlling Interest

Non-controlling interest decreased during the nine-month period ending September 30, 2008 to $641.1 million from $726.4 million at the end of 2007.

(in millions of dollars)
				Dundee
DundeeWealth			Eurogas	Realty
	Inc.		Corporation	Corporation	TOTAL
Balance, December 31, 2007	$ 648.5		$ 52.7	$ 25.2	$ 726.4
Adjustment for change in accounting policy	-		-	(1.5)	(1.5)
Net income	(30.8)		(1.8)	8.1	(24.5)
Other comprehensive income	(25.0)		0.3	0.4	(24.3)
Other transactions	(36.7)	(i)	(1.1)	2.8	(35.0)
Balance, September 30, 2008	$ 556.0		$ 50.1	$ 35.0	$ 641.1

(i)

Largely reflects the step acquisition of DundeeWealth whereby we acquired 3.9% of the non-controlling interest through our market purchases and through DundeeWealth’s purchase for cancellation of common shares pursuant to its normal course issuer bid.

DUNDEE CORPORATION

Share Capital

As at September 30, 2008, there were 71,327,813 Class A subordinate shares and 3,119,788 Class B common shares outstanding.  During the first nine months of 2008, we issued 257,000 Class A subordinate shares on the exercise of options at an average price of $7.57 per share.  As at September 30, 2008, we had granted 3,577,644 options with a weighted average exercise price of $6.62 of which 3,286,644 options were exercisable, as holders had met the vesting criteria.

Pursuant to a normal course issuer bid, the Company acquired 1,383,411 Class A subordinate voting shares for cancellation at an aggregate cost of $18.8 million.  Subsequent to September 30, 2008, we acquired a further 215,500 Class A subordinate voting shares pursuant to this arrangement at a cost of $1.5 million.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents

As at September 30, 2008, cash and cash equivalents were $180.7 million compared with $201.8 million at September 30, 2007 and $126.9 million at December 31, 2007.  We incurred net cash inflows from continuing operations during the current period of $53.6 million.

Significant cash flows during the first nine months of 2008 are as follows:

Significant Cash Flows from Operating Activities

✓

The effect of changes in client account balances and securities owned and sold short will vary significantly on a day-to-day basis as previously noted.  These changes will cause movements in cash in our operating subsidiaries.  Changes in cash resulting from these types of transactions may not necessarily reflect any meaningful change in our own financial position.  During the first nine months of 2008, variations in these balances resulted in net cash outflows of $16.8 million (2007 – $102.6 million cash outflows).

✓

Bank indebtedness, which reflects the use of DundeeWealth’s brokerage subsidiary’s call loan facilities may also vary significantly on a period by period basis.  In the first nine months of 2008, changes in call loan balances generated cash inflows of $21.2 million (2007 – $61.4 million).

✓

Dundee Realty utilized cash of $39.6 million in the development of land, housing and condominium inventory.  In the same period of the prior year, these real estate activities required cash of approximately $4.6 million.

✓

Changes in working capital of our real estate segment are project driven and cash flows may be dependent on the period in which a development project is undertaken, completed, or sold.  In the third quarter of this year, working capital requirements in our real estate division were $42.8 million (2007 - $31.2 million), exceeding working capital generated during the first six months of 2008 by $2.1 million (2007 - $4.6 million).

Significant Cash Flows from Investing Activities

✓

During the first quarter of 2008, we paid cash of $69.9 million to complete market purchases of DundeeWealth as discussed under “Step Acquisition of DundeeWealth”.  In the second quarter, we spent $19.3 million to acquire additional shares of Eurogas pursuant to a rights offering, and we spent a further $5.6 million in the current quarter to acquire Aurion and BHR.

✓

Gross additions of new AUM were $7.4 billion in the first nine months of 2008 (2007 – $5.6 billion).  Sales commissions paid on these new AUM were $92.1 million (2007 – $76.7 million).

✓

In the first nine months of 2008, we invested $80.8 million (2007 – $586.5 million) in new investments or in acquiring an increased interest in existing investment portfolio positions.  Proceeds from sales of corporate investments were $102.2 million in the first nine months of 2008 (2007 – $233.1 million).

✓

Real estate acquisitions and development activities (other than for inventory referred to above) required cash of $17.2 million in the nine months ended September 30, 2008 compared with $8.9 million in the comparative 2007 period.

DUNDEE CORPORATION

Significant Cash Flows from Financing Activities

✓

During the first nine months of 2008, we purchased 1,383,411 Class A subordinate shares for cancellation under our normal course issuer bid at an aggregate cost of $18.8 million.

✓

During the first nine months of 2008, DundeeWealth purchased its own common shares for cancellation under its normal course issuer bid at an aggregate cost of $15.3 million (2007 – $4.7 million).  In addition, DundeeWealth cancelled shares or otherwise utilized cash in settlement of share incentive arrangements of $11.3 million (2007 – $1.1 million).

✓

During the three quarters ended September 30, 2008, DundeeWealth had drawn $38.1 million (2007 – $98.5 million) against its corporate revolving term credit facility.

✓

During the first nine months of 2008, we drew $43.6 million against our own revolving term credit facility.

Our main operating subsidiaries in the wealth management segment function in regulated environments and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  At September 30, 2008, regulated entities exceeded required levels, with working capital of $48.5 million (December 31, 2007 – $115.4 million) in DundeeWealth’s investment management operations and risk adjusted capital of $43.1 million (December 31, 2007 – $18.6 million) in its brokerage operations.  In the case of risk adjusted capital, the amount of capital that exists within the regulated entity dictates the level of business operations within the securities firm, including margin lending, securities trading and corporate finance commitments.  Furthermore, DundeeWealth’s ability to transfer cash resources out of these regulated subsidiaries may be limited by the requirement to comply with these formulas.

Cash Requirements

The Company’s $150 million revolving term credit facility allows us to manage our cash flow requirements by not having to dispose of investments at an inopportune time.  At September 30, 2008, we had drawn an aggregate of $49.3 million pursuant to the terms of this credit facility.

On an ongoing and consolidated basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our resource related properties, to purchase corporate investments, to meet the obligations under our other contractual commitments and to finance interest and dividend payments on our preferred shares and debt obligations.  The potential success of our business initiatives may necessitate increased capital beyond anticipated levels.

A recurring capital requirement within DundeeWealth is the financing required for mutual fund sales commissions, which DundeeWealth continues to fund internally, thereby permitting it to retain all of the management fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  From time to time, DundeeWealth elects to be a seed investor in new products which it launches.  As at September 30, 2008, DundeeWealth had approximately $334 million in unutilized borrowings under its bank credit facility.

As discussed above, DundeeWealth’s brokerage operations must comply with a regulatory capital formula.  The brokerage subsidiary will require additional capital if its operating levels increase, and also if it incurs significant losses or increases its exposures as determined by the capital formula.  For example, in periods of significant decline in equity values such as those experienced during the latter part of the third quarter, additional levels of capital may be required to support client lending in margin accounts.

Our real estate segment will require working capital to finance development of planned land and housing and condominium projects.  The revolving term credit facility of $150 million in our real estate segment, provides us with increased flexibility to operate this business efficiently.

At September 30, 2008, Eurogas had cash resources of approximately $57.8 million, of which $35.3 million were invested in GICs and discounted notes.  EII had additional allocated cash reserves of $10 million.  EII may require cash to finance drilling of its property in Tunisia in order to retain its interest in the joint venture pursuant to the farmout agreement with Delta.  EII will only be required to fund expenditures once Delta’s commitment pursuant to the Delta agreement has been met.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

Three months ended September 30, 2008 compared with the three months ended September 30, 2007

(in thousands of dollars)						2008

	Wealth			Other Investments
For the three months ended September 30, 2008	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 124,820	$ -	$ -	$ -	$ -	$ 124,820
Redemption fees	3,735	-	-	-	-	3,735
Financial services	69,648	-	-	(122)	(378)	69,148
Banking interest income	-	-	-	-	-	-
Real estate revenues	-	114,612	-	-	-	114,612
Investment income	3,395	(149)	(253)	3,010	(2,522)	3,481
	201,598	114,463	(253)	2,888	(2,900)	315,796
EXPENSES
Selling, general and administrative	81,741	1,883	3,858	2,972	(378)	90,076
Variable compensation	52,271	-	-	-	-	52,271
Trailer service fees	35,499	-	-	-	-	35,499
Banking interest expense	-	-	-	-	-	-
Operating costs, real estate	-	78,938	-	-	-	78,938
	169,511	80,821	3,858	2,972	(378)	256,784
OPERATING EBITDA	32,087	33,642	(4,111)	(84)	(2,522)	59,012
Amortization of deferred sales commissions	21,162	-	-	-	-	21,162
Depreciation, depletion and amortization	3,556	1,098	20	439	-	5,113
Interest expense	4,246	2,209	1,110	3,188	(3,340)	7,413
Fair value adjustment of available-for-sale securities	37,942	-	-	-	-	37,942
Gain on exchangeable debentures	-	-	-	(465)	-	(465)
OPERATING (LOSS) EARNINGS	(34,819)	30,335	(5,241)	(3,246)	818	(12,153)
Equity (losses) earnings	-	241	(8,497)	-	-	(8,256)
Investment provision						-
Non-controlling interest	13,305	(5,100)	1,375	-	-	9,580
	(21,514)	25,476	(12,363)	(3,246)	818	(10,829)
Dilution gain						2,673
Income taxes						6,240
Net (loss) earnings from continuing operations	(21,514)	25,476	(12,363)	(3,246)	818	(1,916)
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	-	-	-	-	-
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	-	-	-	-	-

NET (LOSS) EARNINGS FOR THE PERIOD	$ (21,514)	$ 25,476	$ (12,363)	$ (3,246)	$ 818	$ (1,916)

						2007

	Wealth			Other Investments
For the three months ended September 30, 2007	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 118,558	$ -	$ -	$ -	$ -	$ 118,558
Redemption fees	3,237	-	-	-	-	3,237
Financial services	94,575	-	43	948	(947)	94,619
Banking interest income	-	-	-	-	-	-
Real estate revenues	-	88,782	-	-	-	88,782
Investment income	9,115	12,987	2,750	7,344	(4,197)	27,999
	225,485	101,769	2,793	8,292	(5,144)	333,195
EXPENSES
Selling, general and administrative	74,197	2,103	1,845	2,732	(497)	80,380
Variable compensation	65,516	-	-	-	-	65,516
Trailer service fees	32,724	-	-	-	-	32,724
Banking interest expense	-	-	-	-	-	-
Operating costs, real estate	-	57,046	-	-	-	57,046
	172,437	59,149	1,845	2,732	(497)	235,666
OPERATING EBITDA	53,048	42,620	948	5,560	(4,647)	97,529
Amortization of deferred sales commissions	17,310	-	-	-	-	17,310
Depreciation, depletion and amortization	3,504	946	38	1,533	-	6,021
Interest expense	11,735	2,311	975	3,043	(5,465)	12,599
Gain on exchangeable debentures	-	-	-	(13,977)	-	(13,977)
OPERATING EARNINGS (LOSS)	20,499	39,363	(65)	14,961	818	75,576
Equity earnings	-	3,597	423	-	-	4,020
Investment provision	-	-	-	-	-	-
Non-controlling interest	(5,174)	(6,655)	224	-	-	(11,605)
	15,325	36,305	582	14,961	818	67,991
Dilution gains						74,127
Income taxes						(28,040)
Net earnings from continuing operations	15,325	36,305	582	14,961	818	114,078
Loss from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	(75,032)	-	-	-	-	(75,032)
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	93,063	-	-	-	93,063

NET EARNINGS (LOSS) FOR THE PERIOD	$ (59,707)	$ 129,368	$ 582	$ 14,961	$ 818	$ 132,109

DUNDEE CORPORATION

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS

Three months ended September 30, 2008 compared with the three months ended September 30, 2007

The net loss in the third quarter of 2008 was $1.9 million, compared with net earnings of $132.1 million in the third quarter of 2007.

SEGMENTED EARNINGS INFORMATION FOR THE THIRD QUARTER OF 2008

DundeeWealth Inc.

In the third quarter of 2008, DundeeWealth earned EBITDA of $32.3 million, but incurred a net loss from continuing operations, before non-controlling interest, of $26.6 million.  This compares with EBITDA of $52.9 million and net earnings from continuing operations, before non-controlling interest, of $11.7 million in the third quarter of 2007.

Included in the third quarter of 2008 is a $37.9 million fair value adjustment in the carrying value of DundeeWealth’s ABCP, which adversely affected the operating results of this business segment.

Driven by higher levels of average AUM that resulted from net asset gathering activities and acquired AUM, DundeeWealth’s average AUM increased to $31.9 billion in the third quarter of 2008 compared with $25.2 billion in the third quarter of 2007.  These higher AUM levels increased management fee revenues to $118.9 million in the third quarter of 2008 compared with $109.5 million earned in the same period of 2007.

Trailer service fee expense, before intercompany eliminations, increased to $37.3 million in the third quarter of this year compared with $34.4 million in the third quarter of 2007, and is consistent with the growth in average AUM.

DundeeWealth’s financial segment generated gross margins of $24.2 million in the third quarter of 2008 compared with $37.1 million in the same period of 2007.  Reflecting a significant reduction in capital markets activities following recent market events, approximately 80% of the gross margin in the third quarter of 2008 was generated by retail distribution activities.

Consistent with results experienced on a year-to-date basis, retail commissions and trailer service fee revenues declined in the third quarter of 2008 compared with results in the third quarter of 2007.  The combination of reduced investor activity in financial markets during the quarter, and the impact of current market declines on DundeeWealth’s AUA, resulted in an overall decline of $13.4 million or 15% in financial services revenue compared with the same period of 2007.

Variable compensation expense relating to retail distribution activities, before eliminating amounts paid between DundeeWealth’s operating segments, was $61.4 million (2007 ─ $68.9 million), resulting in a contribution margin of 24% (2007 – 27%).  The decrease in the contribution margin is a result of an increased proportion of trailer service fee revenue generating a higher compensation level.  Approximately $14.2 million of variable compensation costs related to amounts paid between DundeeWealth’s operating segments.

New issue and advisory revenue was $8.2 million in the third quarter of 2008, compared with $13.6 million earned in the same period of the previous year, a decline of 40%, consistent with industry results as discussed previously.  In the three months ended September 2008, Dundee Securities participated in 21 (2007 ─ 29) public and private new issue transactions, with the mining sector accounting for 80% of aggregate new issue revenue.  The industrial sector accounted for a further 11% of revenues in the third quarter of 2008, while deals in various other sectors such as biotechnology, real estate and alternative energy sectors account for the remaining 9%.

Variable compensation expense relating to capital markets activities was $5.0 million in the third quarter of 2008 compared with $9.6 million in the comparable period of 2007.  This resulted in a gross margin on capital markets revenues of 50% in 2008 compared with a gross margin of 55% in 2007, reflecting the effect of departmental trading losses in the third quarter of 2008.

DUNDEE CORPORATION

SG&A costs in our wealth management division, including SG&A costs at DundeeWealth, were $81.7 million in the third quarter of 2008 compared with $74.2 million that was incurred in the third quarter of the prior year.  Included in current year SG&A costs is approximately $7.6 million of severance costs related to the reorganizational activities undertaken by DundeeWealth.

Real Estate Segment

Land and housing operations in our real estate segment generated contribution margins of $35.7 million or 31.1% on revenues of $114.6 million in the third quarter of 2008.  This compares with margins of $31.7 million or 35.7% on revenues of $88.8 million in the third quarter of 2007.

(in thousands of dollars except percentages)
	Three months to September 30, 2008				Three months to September 30, 2007
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin

Revenue properties	$ 5,840	$ 6,055	$ (215)	(3.7%)	$ 5,940	$ 5,690	$ 250	4.2%
Land	86,611	55,751	30,860	35.6%	48,830	23,121	25,709	52.7%
Housing and condominiums	17,729	15,775	1,954	11.0%	29,878	28,235	1,643	5.5%
Management fees	3,273	1,357	1,916	58.5%	2,186	-	2,186	100.0%
Other	1,159	-	1,159	N/A	1,948	-	1,948	N/A

	$ 114,612	$ 78,938	$ 35,674	31.1%	$ 88,782	$ 57,046	$ 31,736	35.7%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue from land sales in the third quarter of 2008 was $86.6 million generating operating profits of $30.9 million or 35.6%.  This compares with revenues of $48.8 million generating operating profits of $25.7 million or 52.7% in the same quarter of 2007.  Net operating profits have increased mainly as a result of lot sales from our Wentworth Glen project in Calgary being recognized in the current quarter.  However, we have incurred a decline in margin, primarily related to operations in Edmonton where softening in the market has resulted in margins of 22% compared to 52% in 2007.

Revenue from sales of housing and condominium units decreased in the third quarter to $17.7 million from $29.9 million in the same period of 2007.  The decrease is attributable to the Princeton project in Calgary, for which we sold 22 units in the third quarter of 2007, with only one remaining unit closing in the third quarter of this year.  Housing operations in western Canada achieved strong growth compared to 2007 that translated into a $1.7 million increase in operating profits, mainly as a result of strong demand and higher selling prices in Saskatoon.  Results in the quarter are negatively impacted by $1.0 million of selling and marketing costs related to housing and condominium development in Toronto and Colorado that have been expensed as a result of an accounting policy change that precludes capitalizing such costs as a component of inventory.

Management fee revenues increased to $3.3 million and generated $1.9 million of operating profits representing a 58.5% operating margin.  These profits reflect the activities of asset management, acquisition and financing fees related to assets that DREAM currently manages.

Resources Segment

Operating EBITDA in our resources segment was a loss of $4.1 million in the third quarter of 2008 compared with a gain in operating EBITDA in the third quarter of 2007 of $0.9 million.  The change in earnings reflects realized gains in respect of certain resource-based investments in the third quarter of 2007.  There are no material corresponding gains in the third quarter of the current year.

As discussed previously, the global economy has resulted in significant difficulties for our resource-based equity accounted investees.  As a result, our share of losses from our resource-based equity accounted investments was $8.5 million in the third quarter of 2008 compared with earnings of $0.4 million in the same period of 2007.

DUNDEE CORPORATION

Breakwater

In the three months ended September 30, 2008, Breakwater incurred a loss from mining activities of $3.9 million compared with contribution margins from mining activities of $26.8 million in the third quarter of 2007.  Net revenues were $67.1 million in the current quarter compared with $65.5 million in the third quarter of 2007.  While sales of concentrate increased by 73%, this was offset by a substantially lower zinc price, and Breakwater experienced higher direct operating costs due to  increased costs for fuel and labour.

Breakwater incurred net losses in the quarter of $36.1 million (2007 – net earnings of $7.8 million), which included a write down in mineral properties and fixed assets of $11.0 million.

Our share of the losses from our investment in Breakwater was $9.9 million in the third quarter of this year compared with earnings of $2.0 million in the third quarter of 2007.

Dundee Precious

In the third quarter of 2008, Dundee Precious generated net earnings of $6.5 million compared with a loss of $9.7 million in the third quarter of 2007.  Margins from mining operations were a loss of $7.1 million in the current quarter compared with contribution margins from mining activities of $9.0 million in the third quarter of 2007. The loss from mining operations during the current quarter was primarily due to lower deliveries of concentrates, unfavourable marked-to-market adjustments relating to the open positions of provisionally priced concentrate sales and higher production costs at Deno Gold and Chelopech.

Earnings in the current quarter reflect increased investment income which totalled $27.9 million compared with investment losses of $1.9 million in the same period of last year.

Our share of the earnings from our investment in Dundee Precious was $1.4 million in the third quarter of 2008 compared with losses of $1.6 million in the third quarter of last year.

CONSOLIDATED QUARTERLY RESULTS

(in thousands of dollars, except per share amounts)
	2008			2007				2006
For the three months ended,	30-Sep	30-June	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec

Revenues	$ 315,796	$ 286,052	$ 264,950	$ 457,846	$ 333,195	$ 312,590	$ 300,714	$ 395,532
Dilution gain (loss)		(4,798)	423	2,125	74,127	3,263	57,076	550
Net (loss) earnings from
continuing operations	(1,916)	6,585	(16,333)	51,174	114,078	17,034	95,470	40,773

Gain (loss) from discontinued operations
of DundeeWealth (a)	-	-	69	(4,052)	(75,032)	1,422	(2,270)	(6,167)

Share of earnings of discontinued
operations of Dundee REIT (b)	-	-	-	689	93,063	1,074	1,083	1,230

Net (loss) earnings for the period	$ (1,916)	$ 6,585	$ (16,264)	$ 47,811	$ 132,109	$ 19,530	$ 94,283	$ 35,836

(Loss) earnings per share
Basic
Continuing operations	$ (0.03)	$ 0.09	$ (0.22)	$ 0.68	$ 1.51	$ 0.23	$ 1.27	$ 0.54
Discontinued operations	-	-	-	(0.05)	0.24	0.03	(0.02)	(0.06)
	$ (0.03)	$ 0.09	$ (0.22)	$ 0.63	$ 1.75	$ 0.26	$ 1.25	$ 0.48
Diluted
Continuing operations	$ (0.03)	$ 0.08	$ (0.22)	$ 0.63	$ 1.33	$ 0.20	$ 1.21	$ 0.47
Discontinued operations	-	-	-	(0.04)	0.30	0.03	(0.01)	(0.06)
	$ (0.03)	$ 0.08	$ (0.22)	$ 0.59	$ 1.63	$ 0.23	$ 1.20	$ 0.41

(a)

Net of tax and non-controlling interest

(b)

Net of tax

DUNDEE CORPORATION

➢

The first and third quarters of 2008 include a fair value depreciation adjustment, before non-controlling interest, of $75.9 million and $37.9 million, respectively, to DundeeWealth’s ABCP portfolio.  DundeeWealth had previously recognized a $37.6 million fair value depreciation adjustment, before non-controlling interest, in this portfolio during the fourth quarter of 2007 as well as a $57.6 million fair value adjustment in the third quarter of 2007, which was included in the loss from discontinued operations, net of non-controlling interest.

➢

Primarily as a result of the sale of portfolio assets of Dundee REIT to GE Real Estate, the Company recorded equity earnings, net of tax, of $93.1 million in the third quarter of 2007.  These earnings represent the Company’s share of the gain recognized by Dundee REIT in respect of the transaction.  The operations and resulting gain on sale of the assets have been recorded as our share of earnings of discontinued operations of equity accounted investees.

➢

Also included in earnings during the third quarter of 2007 is a loss of $75.0 million, representing the discontinued operations and resulting loss on sale realized by DundeeWealth on the sale of Dundee Bank of Canada and other banking operations.  This loss from sale includes the $57.6 million fair value adjustment to DundeeWealth’s ABCP portfolio referred to above, net of taxes and non-controlling interest.

➢

Net earnings in the second quarter of 2008 included a dilution loss in respect of the completion of our partnership arrangement with ACS relating to our interest in Escal.  In the third quarter of 2007, we recorded a dilution gain of $74.1 million, primarily as a result of the issuance of equity by DundeeWealth to Scotiabank in that quarter.  A similar dilution gain of $55.7 million was recorded in the first quarter of 2007 in respect of shares issued by DundeeWealth on the acquisition of the non-controlling shareholder’s interest.

➢

Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  This may also cause significant fluctuations in net operating earnings from period to period.

➢

Revenues in each of the fourth quarters of 2007 and 2006 from our wealth management operations, include performance fee revenues.  These performance fee revenues are based on the market values of the underlying portfolio as at the respective year ends, and accordingly, they are recorded as revenues only when such year end values have been finalized.  Fourth quarter investment management revenues in 2007 and 2006 included performance fee revenues of $96.5 million and $125.0 million, respectively.  Associated performance fee related expenses have also been incurred in these periods.

➢

Consistent with activity in the wealth management industry, our brokerage and mutual fund dealer activities expect higher retail commissions and trailer service fee revenue in the first quarter of each year as this is the high-volume RRSP season.  However, in the first quarter of 2008, and consistent with general markets and industry activity, revenues were below those experienced in the first quarter of prior years.

➢

Investment income includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

➢

Our share of earnings of equity accounted investees is included in net earnings for each quarter.  Earnings from each of our equity accounted investees and dilution gains and losses in investee companies may fluctuate significantly from period to period and may depend on market forces or other operating conditions that are not necessarily under our control.  During the third quarter of 2008, our resources segment experienced significant decreases in commodity prices and rising operating costs which had an adverse impact on our share of earnings.

➢

In the fourth quarter of 2006, we determined that political uncertainties in our Bolivian properties required us to record an aggregate fair value adjustment of $12.0 million.  The timing of circumstances requiring fair value adjustments depends upon many factors and is not predictable.

➢

As discussed throughout this report, our results in the third quarter of 2008 were substantially impacted by significant global market declines.

CONTINGENCIES, COMMITMENTS AND OFF BALANCE SHEET OBLIGATIONS

Other than as disclosed in the notes to the interim unaudited consolidated financial statements for the period ended September 30, 2008, there have been no substantive changes in the description and nature of contingencies, commitments and off balance sheet obligations from those described in note 19 to the 2007 Audited Consolidated Financial Statements and the associated Management’s Discussion and Analysis as at and for the year ended December 31, 2007.

DUNDEE CORPORATION

RELATED PARTY TRANSACTIONS

There have been no significant changes to the nature and scope of related party transactions to those described in note 22 to the 2007 Audited Consolidated Financial Statements and on page 34 of the accompanying Management’s Discussion and Analysis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Certain accounting policies are critical to understanding our results of operations and financial condition.  Some of these policies require that we make certain judgements and estimates on matters that are uncertain.  These estimates affect the reported amount of assets and liabilities as well as revenues and expenses.  Changes to these estimates may result in material changes to the Company’s results of operations and financial condition.  These interim unaudited consolidated financial statements follow the same accounting principles and methods of application as those disclosed in notes 1 and 2 to the 2007 Audited Consolidated Financial Statements.  A summary of the more significant judgments and estimates made by management is provided on pages 34 through 37 to the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2007.

FUTURE ACCOUNTING CHANGES

Goodwill and Intangible Assets

In February 2008, the CICA Accounting Standards Board issued section 3064 “Goodwill and Intangible Assets”, which provides extensive guidance on when expenditures qualify for recognition as intangible assets and clarifies the fact that costs can be deferred only when they relate to an item that meets the definition of an asset.  The new standard is effective for the Company beginning in the first quarter of 2009.  The Company is currently assessing the impact of this new accounting standard.

International Financial Reporting Standards

On February 13, 2008, the CICA Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards ("IFRS") effective in calendar year 2011, with early adoption allowed starting in calendar year 2009.  IFRS uses a conceptual framework similar to Canadian GAAP, but there may be significant differences on recognition, measurement and disclosure that may materially impact the Company's consolidated financial statements.

The implementation of IFRS will apply to the Company's interim and annual financial statements beginning on or after January 1, 2011, including the restatement of comparative amounts for 2010.  As a result, the Company has established an IFRS implementation committee with a mandate to oversee the conversion process, including any impact that the conversion may have on business practices, systems and internal controls over financial reporting.  In the third quarter, the implementation committee initiated an analysis of the differences between IFRS and the Company's current accounting policies, as well as an assessment of the impact of various accounting alternatives offered pursuant to IFRS.  The implementation committee also implemented an education program for key employees responsible for financial reporting.

Reclassification of Financial Assets

In October 2008, the CICA Accounting Standards Board issued amendments to CICA Handbook sections 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Disclosure and Presentation” and 3862 “Financial Instruments – Disclosures”.  These amendments, which are being made with the intent of providing consistency between Canadian GAAP and IFRS, provide Canadian companies with the ability to reclassify financial assets out of the held-for-trading and AFS categories in certain circumstances.  The reclassification of financial assets designated as held-for-trading is only permitted in rare circumstances.  The ability to reclassify financial assets designated as AFS is only permitted if the financial assets would have met the definition of loans and receivables at the time of acquisition and if the Company has the intention and ability, at the time of the reclassification, to hold the financial assets for the foreseeable future or until maturity.  We have considered the impact of these amendments, specifically in respect of our investments in ABCP and CLOs.  It is our view that the amendments would not permit a reclassification of ABCP and CLOs as these products did not meet the definition of a loan or receivable at the time they were acquired.  The Company does not believe that there are any other significant impacts resulting from these amendments.

DUNDEE CORPORATION

INTERNAL CONTROLS AND PROCEDURES

During 2007, the Company completed a detailed evaluation of the effectiveness of internal controls over financial reporting using the COSO (Committee of Sponsoring Organizations of the Treadway Commission) framework to provide reasonable assurance regarding the reliability of financial reporting, its compliance with Canadian GAAP and the preparation of financial statements for external purposes.  Internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be designed effectively can provide only reasonable assurance with respect to financial reporting and financial statement preparation.

Based on the evaluation completed at December 31, 2007, the Chief Executive Officer and Chief Financial Officer certified that the design of internal controls over financial reporting was effective.

There were no changes in internal control over financial reporting that occurred during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGING RISK

The Company is exposed to a number of risks that have the potential to affect its operating and financial performance.  These risks have been detailed in the section entitled “Managing Risk” in the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2007 and the section entitled “Risk Factors” in the Company’s Annual Information Form.  The Company has not identified any material changes to the risk factors affecting our business and our approach to managing those risks from those described in the documents referred to above.

On January 1, 2008, the Company adopted the provisions of CICA Handbook sections 3862 “Financial Instruments – Disclosures”, 3863 “Financial Instruments – Presentation” and 1535 “Capital Disclosures”.  These new standards enhance disclosure requirements on the nature and extent of risks arising from financial instruments in particular, and requires both qualitative and quantitative disclosures on managing those risks.  The impact of these standards is disclosed in notes 15 and 16 to the interim unaudited consolidated financial statements for the period ended September 30, 2008.

FORWARD LOOKING STATEMENTS

Dundee Corporation’s public communications may include written or oral forward looking statements.  Statements of this type are included in this Management’s Discussion and Analysis (“MD&A”), and may be included in other filings with the Canadian and United States securities regulators, stock exchanges or in other communications.  All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. Securities laws.  Forward looking statements may include, but are not limited to, statements about anticipated future events including comments with respect to our objectives and priorities for 2008 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services industry generally.  The forward looking information contained in this MD&A is presented for the purpose of assisting our shareholders in understanding our business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the Company’s public filings with provincial securities regulatory authorities, including, without limitation, the section entitled “Managing Risk” in the Company’s MD&A as at and for the year ended December 31, 2007 and the section entitled “Risk Factors” in the Company’s Annual Information Form for the same period which may be accessed at www.sedar.com.  Actual results may differ materially from the

DUNDEE CORPORATION

forward looking statements contained in this MD&A, depending upon, among other factors, general economic and market conditions, our ability to execute our strategic plans and meet financial obligations, the performance of the Company’s principal subsidiaries and the Company’s ability to raise additional capital; creating, attracting and retaining assets under management and assets under administration; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses and the Company’s investment holdings in general, including risks associated with oil and gas and mining exploration, development and processing activities, environmental risks, inflation, changes in interest rates, commodity prices and other financial exposures; maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of November 14, 2008.

Assumptions about the future performance of the Canadian and U.S. economies were material factors considered by management when setting the Company’s strategic priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resource sectors, we considered historical economic data provided by the Canadian government and its agencies and current market conditions, including the status of the current credit crisis, which factors are unpredictable and may impact the Company’s performance.

Forward looking statements contained in this MD&A are not guarantees of future performance and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward looking statements.  As evidenced by recent market events, circumstances affecting the Company may change rapidly.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information relating to Dundee Corporation, including a copy of the Company’s Annual Information Form, may be found on SEDAR at www.sedar.com.

Toronto, Ontario

November 14, 2008

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D B A L A N C E S H E E T S

As at September 30, 2008 and December 31, 2007
(expressed in thousands of Canadian dollars) (unaudited)

	September 30, 2008	December 31, 2007

ASSETS
Cash and cash equivalents	$ 180,707	$ 126,915
Accounts receivable	289,840	399,904
Client accounts receivable (note 3)	632,568	408,778
Trading securities owned	142,378	263,943
Available-for-sale securities (note 4)	398,737	645,181
Equity accounted investments (note 2 and 5)	284,661	289,041
Deferred sales commissions	238,836	207,005
Capital, real estate and other assets (note 2)	554,257	559,603
Goodwill and other intangible assets (note 7)	769,805	705,439
Assets of discontinued operations	-	3,287
TOTAL ASSETS	$ 3,491,789	$ 3,609,096

LIABILITIES
Bank indebtedness	$ 64,322	$ 43,125
Accounts payable and accrued liabilities	275,865	349,742
Client deposits and related liabilities (note 8)	573,797	423,320
Trading securities sold short	41,163	106,521
Income taxes payable	23,949	46,319
Corporate debt (note 9)	628,379	509,142
Preference shares, series 1 (note 10)	147,283	147,020
Future income tax liabilities	65,435	134,862
Liabilities of discontinued operations	-	2,395
	1,820,193	1,762,446

NON-CONTROLLING INTEREST	641,092	726,394

SHAREHOLDERS' EQUITY
Share capital (note 11)
Common shares	289,129	292,538
Contributed surplus	11,095	7,513
Retained earnings	788,762	818,885
Accumulated other comprehensive (loss) income	(58,482)	1,320
	1,030,504	1,120,256
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,491,789	$ 3,609,096
The accompanying notes are an integral part of these consolidated financial statements.

Contingencies and commitments (note 14)

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the three and nine months ended September 30, 2008 and 2007
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
		Three Months		Nine Months
	2008	2007	2008	2007

REVENUES
Management fees	$ 124,820	$ 118,558	$ 370,220	$ 339,715
Redemption fees	3,735	3,237	11,706	11,260
Financial services	69,148	94,619	255,337	321,847
Real estate revenues	114,612	88,782	214,487	233,202
	312,315	305,196	851,750	906,024
Investment income (note 6)	3,481	27,999	15,048	40,475
	315,796	333,195	866,798	946,499
EXPENSES
Selling, general and administrative	90,076	80,380	259,548	244,284
Variable compensation	52,271	65,516	176,591	217,622
Trailer service fees	35,499	32,724	107,475	95,189
Operating costs, real estate	78,938	57,046	148,083	149,361
	256,784	235,666	691,697	706,456
OPERATING EARNINGS BEFORE INTEREST,
TAXES, AND OTHER NON-CASH ITEMS	59,012	97,529	175,101	240,043
Amortization of deferred sales commissions	21,162	17,310	60,298	49,443
Depreciation, depletion and amortization	5,113	6,021	14,632	20,744
Interest expense	7,413	12,599	20,956	30,273
Fair value adjustment of available-for-sale securities (note 15)	37,942	-	113,827	-
Unrealized (gain) on exchangeable debentures (note 9)	(465)	(13,977)	(1,314)	(16,293)
OPERATING (LOSS) EARNINGS	(12,153)	75,576	(33,298)	155,876
Share of (losses) earnings of equity accounted investees (note 6)	(8,256)	4,020	(4,560)	33,822
Dilution (losses) gains (notes 2 and 19)	2,673	74,127	(1,702)	134,466
Income taxes (note 17)
Current	(16,185)	(50,971)	(54,951)	(85,121)
Future	22,425	22,931	58,391	15,210
	6,240	(28,040)	3,440	(69,911)
Non-controlling interest	9,580	(11,605)	24,456	(27,671)
NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS	(1,916)	114,078	(11,664)	226,582
Earnings (loss) from discontinued operations of DundeeWealth,
net of tax and non-controlling interest (note 19)	-	(75,032)	69	(75,880)
Share of earnings of discontinued operations of Dundee REIT,
net of tax (note 6)	-	93,063	-	95,220
NET (LOSS) EARNINGS FOR THE PERIOD	$ (1,916)	$ 132,109	$ (11,595)	$ 245,922

NET (LOSS) EARNINGS PER SHARE (note 12)
Basic
Continuing operations	$ (0.03)	$ 1.51	$ (0.15)	$ 3.00
Discontinued operations	-	24.00	-	26.00
Basic (loss) earnings per share	$ (0.03)	$ 1.75	$ (0.15)	$ 3.26
Diluted
Continuing operations	$ (0.03)	$ 1.33	$ (0.15)	$ 2.65
Discontinued operations	-	30.00	-	31.00
Diluted (loss) earnings per share	$ (0.03)	$ 1.63	$ (0.15)	$ 2.96
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C O M P R E H E N S I V E ( L O S S ) I N C O M E

For the three and nine months ended September 30, 2008 and 2007
(expressed in thousands of Canadian dollars) (unaudited)

(quarterly results are unaudited)			Three Months
			Three Months		Nine Months
	ref	2008	2007	2008	2007
NET (LOSS) EARNINGS FOR THE PERIOD		$ (1,916)	$ 132,109	$ (11,595)	$ 245,922
Other comprehensive (loss) income
Unrealized losses on available-for-sale securities	a	(85,052)	(11,781)	(165,367)	(3,178)
Transfer of realized loss (gain) to net (loss) earnings	b	27,126	(4,140)	79,078	(6,334)
Reversal of unrealized losses on available-for-sale securities	c	677	-	677	-
Gains on foreign currency cash flow hedge	d	300	-	501	-
Unrealized foreign currency translation	e	84	(3,904)	4,927	(7,878)
Share of other comprehensive loss of equity accounted investees	f	(1,619)	(4,087)	(3,933)	(10,633)
Non-controlling interest in other comprehensive income		13,692	6,805	24,315	8,252
Other comprehensive loss from continuing operations		(44,792)	(17,107)	(59,802)	(19,771)
Unrealized loss from discontinued operations, net of non-controlling interest and taxes	g	-	(89,794)	-	(94,819)
Transfer of loss from discontinued operations to net earnings	h		94,539	-	94,539
Other comprehensive income (loss) from discontinued operations		-	4,745	-	(280)
OTHER COMPREHENSIVE LOSS FOR THE PERIOD		(44,792)	(12,362)	(59,802)	(20,051)
COMPREHENSIVE (LOSS) INCOME		$ (46,708)	$ 119,747	$ (71,397)	$ 225,871

a) Net of taxes of		$ 30,594	$ 5,736	$ 63,508	$ 1,495
b) Net of taxes of		$ (11,080)	$ 1,968	$ (32,300)	$ 3,049
c) Net of taxes of		$ (310)	$ -	$ (310)	$ -
d) Net of taxes of		$ (131)	$ -	$ (225)	$ -
e) Net of taxes of		$ 214	$ 1,326	$ (1,508)	$ 2,843
f) Net of taxes of		$ 621	$ 1,894	$ 1,678	$ 5,118
g) Net of taxes of		$ -	$ 41,174	$ -	$ 45,518
h) Net of taxes of		$ -	$ (45,518)	$ -	$ (45,518)

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C H A N G E S I N S H A R E H O L D E R S' E Q U I T Y

As at and for the nine months ended September 30, 2008 and the year ended December 31, 2007
(expressed in thousands of Canadian dollars) (unaudited)
				Accumulated
				Other
	Common	Contributed	Retained	Comprehensive
	Shares	Surplus	Earnings	(Loss) Income	Total
Balance, December 31, 2006, as previously reported	$ 289,849	$ 5,426	$ 525,525	$ (1,495)	$ 819,305
Transitional adjustment on adoption of new accounting policy	-	-	468	29,958	30,426
Net earnings	-	-	293,733	-	293,733
Other comprehensive loss	-	-	(366)	(27,143)	(27,509)
Issuance of Class A subordinate shares for cash	71	-	-	-	71
Stock based compensation	-	2,087	-	-	2,087
Cancellation of options	-	-	(475)	-	(475)
Exercise of options	2,618	-	-	-	2,618
Balance, December 31, 2007, as previously reported	292,538	7,513	818,885	1,320	1,120,256
Adoption of new accounting policy (note 1)	-	-	(5,050)	-	(5,050)
Net loss	-	-	(11,595)	-	(11,595)
Other comprehensive loss	-	-	-	(59,802)	(59,802)
Acquisition of common shares for cancellation (note 11)	(5,513)	-	(13,319)	-	(18,832)
Issuance of Class A subordinate shares for cash	90	-	-	-	90
Issuance of Class A subordinate shares for non-cash consideration	33	-	-	-	33
Issuance of Class A subordinate shares for cash	-	-	-	-	-
Stock based compensation	-	3,618	(159)	-	3,459
Cancellation of options	-	-	-	-	-
Exercise of options	1,981	(36)	-	-	1,945
Balance, September 30, 2008	$ 289,129	$ 11,095	$ 788,762	$ (58,482)	$ 1,030,504
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the three and nine months ended September 30, 2008 and 2007
(expressed in thousands of Canadian dollars) (unaudited)
		Three months		Nine months
	2008	2007	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) earnings from continuing operations for the period	$ (1,916)	$ 114,078	$ (11,664)	$ 226,582
Non-cash items in net (loss) earnings:
Depreciation, depletion and amortization	26,275	23,331	74,930	70,187
Net investment (loss) gains	750	(18,392)	(936)	(30,740)
Share of unremitted equity losses (earnings)	8,256	(4,020)	4,560	(33,822)
Dilution losses (gains)	(2,673)	(74,127)	1,702	(134,466)
Fair value adjustment	37,942	-	113,827	-
Unrealized gain on exchangeable debentures	(465)	(13,977)	(1,314)	(16,293)
Future income taxes	(22,425)	(22,931)	(58,391)	(15,210)
Non-controlling interest	(9,580)	11,605	(24,456)	27,671
Stock based compensation	6,654	5,113	18,732	13,767
Other	(1,420)	6,495	(2,568)	4,921
	41,398	27,175	114,422	112,597
Changes in:
Cash collateral, structured notes	-	-	-	-
Accounts receivable	43,668	(3,918)	160,808	118,447
Accounts payable and accrued liabilities	(2,631)	12,193	(67,446)	(36,591)
Bank indebtedness	(39,227)	(18,932)	21,197	61,399
Income taxes payable	3,534	48,798	(20,660)	13,939
Trading securities owned and sold short, net	691	(15,881)	56,552	(22,435)
Client accounts receivable, net of client deposits and related liabilities	16,701	21,663	(73,313)	(80,165)
Development of land, housing and condominium inventory	(5,249)	8,483	(39,604)	(4,585)
Other real estate working capital	(42,811)	(31,172)	(2,119)	(4,600)
CASH PROVIDED FROM OPERATING ACTIVITIES	16,074	48,409	149,837	158,006
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in oil and gas property, plant and equipment	-	-	-	-
Net investment in real estate assets	(3,994)	(1,834)	(2,122)	15,350
Sales commissions incurred on distribution of mutual funds	(27,379)	(20,713)	(92,129)	(76,706)
Proceeds from dispositions of corporate investments	193	227,133	102,171	233,089
Acquisitions of corporate investments	(31,487)	(457,601)	(80,798)	(586,456)
Issuance of shares by a subsidiary	-	-		-
Acquisitions of shares from non-controlling interests	-	-	(69,861)	(155,105)
Cash disbursed in business combinations (note 2)	(5,596)	-	(24,902)	(1,043)
Acquisition of land held for development	(5,695)	(9,706)	(15,049)	(24,206)
Net changes to capital and other tangible assets	(461)	(12,484)	1,664	(39,112)
CASH USED IN INVESTING ACTIVITIES	(74,419)	(275,205)	(181,026)	(634,189)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of preference shares by subsidiary, net of costs	-	(365)	-	150,604
Issuance of shares to non-controlling shareholders of subsidiaries, net of cancellations	(3,661)	353,575	11,717	356,042
Redemption of debentures due September 2007	-	-	-	-
Change in real estate debt	26,866	14,546	23,976	(8,811)
Change in corporate debt	71,622	(174,122)	79,261	6,075
Issuance of Class A subordinate shares, net of issue costs	500	1,619	2,035	1,992
Amounts repaid to non-controlling shareholders	-	-	(8,917)	-
Acquisition of Class A subordinate shares, net of costs	(2,540)	-	(18,832)	-
Share incentive arrangements	-	-	-	-
Net issuance of shares by subsidiaries	-	-	-	-
Cancellation of shares in subsidiary	-	-	-	-
Dividends paid by subsidiaries to non-controlling shareholders	(1,504)	(5,275)	(4,459)	(36,925)
CASH PROVIDED FROM FINANCING ACTIVITIES	91,283	189,978	84,781	468,977
NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	32,938	(36,818)	53,592	(7,206)
Cash and cash equivalents, beginning of period	147,769	177,193	126,915	255,282
Change in net cash relating to discontinued operations	-	61,403	200	(46,298)
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 180,707	$ 201,778	$ 180,707	$ 201,778

Cash and cash equivalents, beginning of period
Cash from continuing operations	$ 147,769	$ 121,108	$ 126,915	$ 199,496
Cash from discontinued operations	-	56,085	-	55,786
	$ 147,769	$ 177,193	$ 126,915	$ 255,282

Cash and cash equivalents, end of period
Cash from continuing operations	$ 180,707	$ 201,675	$ 180,707	$ 201,675
Cash from discontinued operations	-	103	-	103
	$ 180,707	$ 201,778	$ 180,707	$ 201,778
Cash flows from operating activities include the following:
Interest paid	$ 7,413	$ 12,599	$ 20,956	$ 30,273
Taxes paid	$ 13,385	$ 5,718	$ 79,164	$ 76,914
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the nine months ended September 30, 2008 and 2007

(tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

(unaudited)

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the “Company” or “Dundee Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Other than as described herein, these interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 2 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2007 (“2007 Audited Consolidated Financial Statements”). The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual consolidated financial statements and, accordingly, should be read in conjunction with the 2007 Audited Consolidated Financial Statements.

The preparation of interim consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies as at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Changes in Accounting Policies

Financial Instruments and Capital Disclosures

On January 1, 2008, the Company adopted the provisions of CICA Handbook sections 3862 “Financial Instruments – Disclosures,” 3863 “Financial Instruments – Presentation” and 1535 “Capital Disclosures.”  The new standards include enhanced disclosure requirements on the nature and extent of risks arising from financial instruments and how the Company manages those risks.  In addition, section 1535 requires qualitative and quantitative disclosures that enable users of the financial statements to evaluate the Company’s objectives, policies and processes for managing capital.  The impact of these standards is disclosed in notes 15 and 16 of these interim consolidated financial statements.

Inventories

On January 1, 2008, the Company adopted the provisions of CICA Handbook section 3031 “Inventories.”  The new standard provides guidance on the determination of the cost of real estate inventory and its subsequent recognition as an expense, including any write-down to net realizable value.  The standard also provides guidance on the cost formula used to assign costs to real estate inventories.  The Company’s previous accounting policy in respect of costs of real estate inventory was generally consistent with the requirements of the new standard, with the exception of the capitalizing of certain overhead and selling and marketing costs.  As a result of implementing the new standard, the Company recognized an adjustment to opening shareholders’ equity of $5,050,000, representing a reduction of $8,361,000 and $1,771,000 to “Capital, real estate and other assets” and “Future income tax liabilities,” respectively, net of non-controlling interest of $1,540,000.  The impact of implementing the new standard to the current year’s net earnings was negligible.

DUNDEE CORPORATION

2.

BUSINESS COMBINATIONS, DISPOSITIONS AND REORGANIZATIONS

Wealth Management

Acquisition of Aurion Capital Management Inc. (“Aurion”)

In July 2008, DundeeWealth Inc. (“DundeeWealth”), a subsidiary of the Company, entered into a share purchase agreement to acquire 60% of Aurion, an institutional money manager with assets under management (“AUM”) of $4.6 billion at the time of acquisition.  The aggregate purchase price was $26,078,000 including cash of $6,450,000, common shares of DundeeWealth with a value of $19,350,000, and transaction costs of $278,000.  The remaining 40% of Aurion is held by the key employees of Aurion and is subject to the terms of a shareholders’ agreement.

Approximately 35% of the cash and common shares of DundeeWealth issued as consideration for the purchase have been placed into escrow, to be released on the third year anniversary of the acquisition, contingent on the retention of certain key employees and AUM of Aurion.

Acquisition of BHR Fund Advisors, L.P. (“BHR”)

In July 2008, DundeeWealth entered into a partnership interest purchase agreement to acquire 89% of BHR, a U.S. based mutual fund manager and distribution platform.  The aggregate purchase price was US$3,217,000 of which US$2,217,000 was paid in cash at closing.  DundeeWealth has withheld US$1,000,000 of the aggregate purchase price to be released on or prior to June 30, 2009, contingent on assets of BHR achieving certain thresholds.  Transaction costs in respect of this acquisition were $203,000.

Allocation of the Purchase Price of Aurion and BHR

The purchase price, net of contingent consideration, is being assigned to the assets and liabilities acquired based on their estimated fair values.  When the outcome of the contingency is resolved, contingent consideration recognized, if any, will be allocated to goodwill and other intangible assets.  Institutional management contracts acquired are being amortized over their estimated life of ten years.

	Aurion	BHR	Total
Net assets acquired
Institutional management contracts	$ 16,417	$ -	$ 16,417
Other assets, net of liabilities	510	(172)	338
Future income tax liabilities	(4,937)	-	(4,937)
	$ 11,990	$ (172)	$ 11,818
Aggregate purchase price
Cash	$ 6,450	$ 3,276	$ 9,726
Common shares of DundeeWealth	19,350	-	19,350
Transaction costs	278	203	481
Less: Contingent consideration	(9,030)	(1,018)	(10,048)
	$ 17,048	$ 2,461	$ 19,509
Excess of the purchase price over net assets acquired
assigned to goodwill	$ 5,058	$ 2,633	$ 7,691

DUNDEE CORPORATION

Step Acquisition of DundeeWealth

In 2008, the Company purchased 5,389,465 common shares of DundeeWealth for cash of $71,497,000.  In the same period, DundeeWealth paid cash of $9,374,000 to purchase and cancel 712,900 common shares pursuant to its normal course issuer bid.  These transactions resulted in a 3.9% increase in the Company’s interest in DundeeWealth.  This increase in ownership has been accounted for as a step acquisition in DundeeWealth, with the aggregate purchase price allocated to the fair value of the assets acquired.  The amount allocated to investment management contracts was included in “Goodwill and other intangible assets.”  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$ 70,769
Other net assets	25,454
Future income tax liabilities	(20,168)
$ 76,055
Aggregate purchase price
Cash	$ 80,871
Cash attributed to non-controlling interest	(4,816)
$ 76,055

Since June 30, 2008, and primarily as a result of the issuance of common shares of DundeeWealth pursuant to its acquisition of Aurion, the Company’s interest in DundeeWealth has been diluted by approximately 0.35%.  Accordingly, the Company is considered to have disposed of approximately 0.35% of its investment in DundeeWealth, which has resulted in the recognition of a dilution gain of $3,645,000 during the third quarter of 2008.

Resources

Partial Disposition of Eurogas Corporation’s (“Eurogas”) Interest in Escal UGS S.L. (“Escal”)

In December 2007, Eurogas entered into agreements with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) (the “ACS Transaction”), a Spanish construction group, pursuant to which ACS increased its ownership in Escal from 5% to 66.67%.  Correspondingly, Castor UGS Limited Partnership (“CLP”), of which Eurogas is a 73.7% owner, reduced its ownership in Escal from approximately 95% to 33.33%.  The terms of the ACS Transaction were subject to the granting of a development concession by the Spanish authorities in respect of CLP’s natural gas storage project.  The development concession was received on May 16, 2008 and, in accordance with Canadian GAAP, the results and balances of Escal have been deconsolidated and Eurogas’ interest in Escal is shown as an equity accounted investment in the books of the Company, effective May 16, 2008.  The Company recorded a dilution loss of $4,990,000 in respect of this transaction.

The ACS Transaction also provided for the repayment to CLP of amounts previously invested in the natural gas storage project.  Amounts due from Escal immediately following the ACS Transaction were approximately $44,745,000 (€27,894,000).  During the third quarter of 2008, CLP received repayments against the loan of approximately €18,666,000.  At September 30, 2008, the loan amount due from Escal had a principal amount of $14,382,000 (€9,228,000) and was included in “Accounts receivable.”  Subsequent to September 30, 2008, CLP received $11,911,000 (€7,427,000) of the amount as further repayment against the loan.

DUNDEE CORPORATION

Step Acquisition of Eurogas

On April 24, 2008, Eurogas completed a rights offering pursuant to which it raised $29,600,000, net of issue costs of $609,000.  The Company’s participation in the rights offering was $19,306,000 and resulted in an increase to the Company’s ownership in Eurogas from 50.8% to 53.4%.  This increase in ownership has been accounted for as a step acquisition in Eurogas, with the aggregate purchase price allocated to the fair value of the assets acquired.  The allocation of the purchase price to fair values resulted in a fair value increment of $1,208,000 to oil and gas properties which has been included in “Capital, real estate and other assets.”  As the amount is attributed to Eurogas’ development operations in Tunisia, it is not currently subject to amortization.

Reorganization of Eurogas

On July 10, 2008, Eurogas announced it would spin-off its wholly owned subsidiary, Eurogas International Inc. (“EII”), by way of a dividend-in-kind to holders of its common shares.  As part of this transaction, Eurogas exchanged its common shares in EII for preferred shares and new common shares of EII, which were then immediately distributed to all of Eurogas’ common shareholders.  Each common shareholder of Eurogas received one common share of EII for every five Eurogas shares held.  The objective of splitting Eurogas assets into two separate publicly traded companies was to enhance shareholder value and to complete the distribution on a tax efficient basis.  As a result of this transaction, the Company received a 53% interest in EII and the Company will therefore continue to consolidate the assets and liabilities and the results of operations of EII.

Real Estate

Dilution of Interest in Dundee Realty Corporation (“Dundee Realty”)

In June 2008, the non-controlling shareholder of Dundee Realty exercised an option to acquire an additional 1.5% interest in Dundee Realty for $1,783,000.  The Company recognized a dilution loss of $490,000 in respect of this equity issuance.

3.

CLIENT ACCOUNTS RECEIVABLE

	September 30, 2008	December 31, 2007
Client accounts	$ 418,476	$ 293,497
Brokers' and dealers' balances	159,225	62,087
Securities borrowed	54,867	53,194
	$ 632,568	$ 408,778

4.

AVAILABLE-FOR-SALE SECURITIES

	September 30, 2008	December 31, 2007
Asset-backed commercial paper (note 15)	$ 169,478	$ 283,305
Mutual funds managed by a subsidiary	94,713	171,779
Collateralized loan obligations and other structured products (note 15)	47,039	86,589
Other portfolio investments	87,507	103,508
	$ 398,737	$ 645,181

DUNDEE CORPORATION

5.

EQUITY ACCOUNTED INVESTMENTS

		September 30, 2008		December 31, 2007
		Carrying		Carrying
	Ownership	Value	Ownership	Value
Breakwater Resources Ltd.	25%	$ 79,469	25%	$ 83,523
Dundee Precious Metals Inc.	20%	94,025	20%	96,146
Dundee Real Estate Investment Trust	18%	94,095	17%	95,056
Escal UGS S.L. (note 2)	33%	5,593		-
Odyssey Resources Limited	43%	3,815		-
Other		7,664		14,316
		$ 284,661		$ 289,041

The aggregate fair value of equity accounted investments as at September 30, 2008 was $204,618,000 (December 31, 2007 – $413,919,000).

During the nine months ended September 30, 2008, the Company acquired 5,000,000 shares of Breakwater Resources Ltd. (“Breakwater”) in the open market at a cost of $2,915,000, including 1,000,000 shares at a cost of $349,000 acquired during the third quarter.

In the third quarter of 2008, Dundee Corporation acquired 10,000,000 shares of Odyssey Resources Limited (“Odyssey”) for $2,500,000, increasing its ownership interest to 43%.  As a result, effective August 8, 2008, Odyssey has been transferred from available-for-sale (“AFS”) securities to equity accounted investments, and the Company began to account for its investment on an equity basis.

The Company's investment in Dundee Real Estate Investment Trust (“Dundee REIT”) is partially held through limited partnership units of Dundee Properties Limited Partnership (“DPLP”).  The limited partnership units are convertible, at the Company's option, into publicly traded Dundee REIT units on a one-for-one basis.  The Company has placed sufficient units of DPLP into escrow to meet its potential obligation to deliver up to a maximum of 321,000 units pursuant to the exchange feature of its outstanding exchangeable unsecured subordinated debentures (note 9).

DUNDEE CORPORATION

6.

INVESTMENT INCOME AND INCOME FROM EQUITY ACCOUNTED INVESTEES

		Three months		Nine months
For the three and nine months ended September 30,	2008	2007	2008	2007
Investment income
Interest, dividends, cash distributions
and foreign exchange	$ 4,231	$ 9,128	$ 14,112	$ 16,283
Realized investment gains (losses)	(750)	5,880	886	8,165
Other gains	-	12,991	50	16,027
	$ 3,481	$ 27,999	$ 15,048	$ 40,475

		Three months		Nine months
For the three and nine months ended September 30,	2008	2007	2008	2007
Share of earnings from equity accounted investees
Share of (loss) earnings	$ (8,449)	$ 3,177	$ (7,838)	$ 17,112
Gains from dilutions of interest	193	843	3,278	16,710
	(8,256)	4,020	(4,560)	33,822
Share of earnings of discontinued operations of
Dundee REIT, net of tax	-	93,063	-	95,220
	$ (8,256)	$ 97,083	$ (4,560)	$ 129,042

Share of earnings of discontinued operations of Dundee REIT represents the Company’s share of earnings relating to the disposition of certain properties by Dundee REIT pursuant to a transaction between Dundee REIT and GE Real Estate completed in August 2007.

7.

GOODWILL AND OTHER INTANGIBLE ASSETS

			September 30, 2008	December 31, 2007
		Accumulated	Net book	Net book
	Cost	Amortization	Value	Value
Goodwill	$ 402,547	$ -	$ 402,547	$ 411,828
Investment management contracts	334,360	-	334,360	274,745
Institutional management contracts	16,417	410	16,007	-
Funds under administration	21,739	8,394	13,345	14,322
Customer relationships	6,651	3,105	3,546	4,544
	$ 781,714	$ 11,909	$ 769,805	$ 705,439

DUNDEE CORPORATION

8.

CLIENT DEPOSITS AND RELATED LIABILITIES

	September 30, 2008	December 31, 2007
Client accounts	$ 478,334	$ 268,027
Brokers' and dealers' balances	85,789	135,090
Securities loaned	5,326	15,180
International banking client accounts	4,348	5,023
	$ 573,797	$ 423,320

9.

CORPORATE DEBT

	September 30, 2008	December 31, 2007
Corporate
$9.5 million, 5.85% exchangeable unsecured subordinated due June 30, 2015	$ 9,154	$ 10,809
$150 million revolving term credit facility due September 9, 2009	49,349	5,737
Other	773	773
Subsidiaries
$600 million revolving term credit facility, Dundee Wealth due September 9, 2009	165,778	127,655
$150 million revolving term credit facility, Dundee Wealth due November 30 , 2009	83,408	59,047
Other real estate debt	167,020	152,466
Series 1 preference shares, Dundee Wealth	152,897	152,655
	$ 628,379	$ 509,142

$9,545,000, 5.85% Exchangeable Unsecured Subordinated Debentures

As at September 30, 2008, the market value of the Dundee REIT units underlying the outstanding exchangeable unsecured subordinated debentures (the “Exchangeable Debentures”) was $9,548,000 (December 31, 2007 – $11,239,000).  During the first nine months of 2008, the Company recognized a gain of $1,314,000 (2007 – $16,293,000), representing the reversal of previous periods’ recorded losses resulting from both decreases in the market value of the Dundee REIT units as well as decreases in the amount of Exchangeable Debentures outstanding since December 31, 2007 and 2006, respectively.

During the first nine months of 2008, $377,000 par value of Exchangeable Debentures was surrendered for exchange in accordance with their terms (2007 – $54,727,000).  In settlement, the Company delivered 12,669 (2007 – 1,839,530) Dundee REIT units and recognized a gain on disposition of the Dundee REIT units of $50,000 (2007 – $16,027,000), which has been included in investment income.

$150,000,000 – Revolving Term Credit Facility, Corporate

The Company renewed its revolving term credit facility with a Canadian chartered bank, extending the expiry date to September 9, 2009.  The renewed credit facility continues to provide for a tiered interest rate structure based on the Company’s public debt rating.  Based on the Company’s current debt rating, draws on the credit facility bear interest, at the Company’s option, at either the bank’s prime lending rate plus 0.25% for loans or, for bankers’ acceptances at the bank’s then prevailing bankers’ acceptance rate plus 1.25%.  The Company is subject to a standby fee of 0.375% on unused amounts under the facility.  The renewed credit facility no longer requires the Company to pledge common shares of DundeeWealth as security against amounts borrowed.  As at September 30, 2008, the Company had borrowed $49,349,000 (December 31, 2007 – $5,737,000) pursuant to its revolving term credit facility.

DUNDEE CORPORATION

$500,000,000 – Revolving Term Credit Facility, DundeeWealth

DundeeWealth renewed its revolving term credit facility with a Canadian chartered bank, extending the expiry date to September 9, 2009.  If the facility is not renewed at the expiry date, it will convert into a four-year term loan and any amounts borrowed as at the date of expiry will be due four years after the scheduled expiry date. For Canadian dollar borrowings, the amended facility bears interest, at DundeeWealth’s option, at a rate per annum equal to either the bank’s prime lending rate for loans or, for bankers’ acceptances at the bank’s then prevailing bankers’ acceptance rate plus 0.95%.  For U.S. dollar borrowings, the amended facility bears interest, at DundeeWealth’s option, either at the bank’s prevailing Alternate Base Rate Canada for loans, or at LIBOR plus 0.95%.  Euro borrowings under the amended credit facility bear interest at EURIBOR plus 0.95%.  Unused amounts available under the facility are subject to a standby fee of 0.325% per annum.  As at September 30, 2008, DundeeWealth had borrowed $165,778,000 pursuant to its revolving term credit facility including foreign-denominated borrowings of US$42,138,000 (December 31, 2007 – US$43,772,000) and €22,992,000 (December 31, 2007 – €8,462,000).

$150,000,000 Revolving Term Credit Facility, Dundee Realty

On April 24, 2008, Dundee Realty amended the terms of its revolving term credit facility with a Canadian chartered bank, increasing the amount available pursuant to the facility from $100,000,000 to $150,000,000.  At September 30, 2008, Dundee Realty had drawn $102,178,000 against its revolving term credit facility, including $18,770,000 in the form of letters of credit.

10.

PREFERENCE SHARES

Issued and Outstanding Preference Shares, First Series, Series 1

	Number of Shares	Par Value	Issue Costs	Premium	Net Book Value
Balance as at December 31, 2007	6,000,000	$ 150,000	$ (4,030)	$ 1,050	$ 147,020
Amortization during the period	-	-	356	(93)	263
Balance as September 30, 2008	6,000,000	$ 150,000	$ (3,674)	$ 957	$ 147,283

11.

SHARE CAPITAL

Issued and Outstanding

	Subordinate Shares		Class B Shares		Total
	Number	Amount	Number	Amount	Number	Amount
Total Share Capital
Outstanding December 31, 2007	72,443,840	$ 284,370	3,120,402	$ 8,168	75,564,242	$ 292,538
Issued (redeemed) during the period
ended September 30, 2008
Redeemed pursuant to issuer bid	(1,383,411)	(5,513)	-	-	(1,383,411)	(5,513)
Issuance of shares under the
share incentive plan	9,770	123	-	-	9,770	123
Options exercised	257,000	1,981	-	-	257,000	1,981
Conversion from Class B Shares
to Subordinate Shares	614	2	(614)	(2)	-	-
Total Share Capital
Outstanding September 30, 2008	71,327,813	$ 280,963	3,119,788	$ 8,166	74,447,601	$ 289,129

DUNDEE CORPORATION

Normal Course Issuer Bid

During the first nine months of 2008, the Company purchased 1,383,411 Subordinate Shares, having an aggregate stated capital value of $5,513,000 for cancellation pursuant to its normal course issuer bid.  The Company paid $18,832,000 to retire these shares.  The excess of the purchase price over the value of stated capital, which totalled $13,319,000, has been recorded as a reduction of retained earnings.

Share Option Plan

In the first nine months of 2008, the Company issued 257,000 shares on the exercise of options at an average price of $7.57 per share.

12.

NET (LOSS) EARNINGS PER SHARE

For the three and nine months ended September 30,	2008	2007	2008	2007
Net (loss) earnings available to Subordinate and Class B Shareholders
Continuing operations	$ (1,916)	$ 114,078	$ (11,664)	$ 226,582
Discontinued operations	$ -	$ 18,031	$ 69	$ 19,340

Weighted average number of shares outstanding	74,439,523	75,469,625	74,978,802	75,368,221

Basic (loss) earnings per share
Continuing operations	$ (0.03)	$ 1.51	$ (0.15)	$ 3.00
Discontinued operations	$ -	$ 0.24	$ -	$ 0.26
Basic (loss) earnings per share	$ (0.03)	$ 1.75	$ (0.15)	$ 3.26
Effect of dilutive securities to available net (loss) earnings
Continuing operations	$ -	$ 1,182	$ -	$ 3,444
Discontinued operations	$ -	$ 7,774	$ -	$ 7,857

Effect of dilutive securities to weighted average
number of shares outstanding	-	10,957,366	-	11,503,111

Diluted (loss) earnings per share
Continuing operations	$ (0.03)	$ 1.33	$ (0.15)	$ 2.65
Discontinued operations	$ -	$ 0.30	$ -	$ 0.31
Diluted (loss) earnings per share	$ (0.03)	$ 1.63	$ (0.15)	$ 2.96

In the prior year, the effect of dilutive securities on the weighted average number of shares outstanding included the dilutive effect of certain preference shares of the Company.  Subsequent to September 30, 2007, the Company stated that it did not intend to convert the preference shares and, accordingly, the Company has removed the dilutive effect of these preference shares from its calculation of diluted earnings per share on a prospective basis.

13.

STOCK BASED COMPENSATION

Note 18 to the 2007 Audited Consolidated Financial Statements provides details in respect of the Company’s stock based compensation plans.

Share Purchase Plan

During the three and nine months ended September 30, 2008, eligible participants contributed an aggregate of $31,100 and $89,500 (2007 – $18,300 and $53,000) respectively, to the Share Purchase Plan and the Company recognized associated compensation expense of equal amounts.  During the first nine months of 2008, the Company issued 9,770 (2007 – 2,707) Subordinate Shares with a stated value of $122,700 (2007 – $53,000) from treasury pursuant to the terms of the Share Purchase Plan and the Company  purchased Subordinate Shares in the open market with the remaining contributions.

DUNDEE CORPORATION

Share Bonus Plan

The Company has not issued shares under the terms of its Share Bonus Plan during the first nine months of 2008 and 2007.

Share Option Plan

During the first nine months of 2008, the Company recognized compensation expense of $639,000 (2007 – $637,000) in respect of outstanding share options.  A summary of the status of outstanding options at September 30, 2008 and December 31, 2007 and the changes during the nine months and year then ended, respectively, is as follows:

	September 30, 2008			December 31, 2007
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	3,864,644	$ 6.67	4,183,644	$ 6.84
Exercised	(257,000)	$ 7.57	(319,000)	$ 8.90
Cancelled	(30,000)	$ 4.95	-	$ -
Outstanding, end of period	3,577,644	$ 6.62	3,864,644	$ 6.67
Exercisable options	3,286,644	$ 6.40	3,282,645	$ 6.23

			Weighted
			Average
		Weighted	Remaining
	Options	Average	Contractual	Options
	Outstanding	Exercise Price	Life (Years)	Exercisable
$4.38 to $4.83	1,078,032	$ 4.78	0.75	1,078,032
$4.90 to $5.42	1,044,612	$ 4.98	1.82	1,044,612
At $9.17	1,455,000	$ 9.17	1.02	1,164,000

Deferred Share Unit Plan

During the nine month period ended September 30, 2008, the Company issued 271,378 (2007 – 32,901) deferred share units to certain executives and directors of the Company, including 231,163 deferred share units used to settle compensation arrangements relating to prior years.  Each unit entitles the holder to a Subordinate Share on retirement.  During the first nine months of 2008, the Company recognized compensation expense of $555,000 (2007 – $555,000) in respect of the Deferred Share Unit Plan.

Share Incentive Plans and Other Stock Based Plans of DundeeWealth

During the first nine months of 2008, DundeeWealth recognized stock based compensation expense of $21,653,000 (2007 –$17,490,000) in respect of share incentive arrangements.  As at September 30, 2008, DundeeWealth had granted 7,091,684 (December 31, 2007 – 8,040,089) options at a weighted average exercise price of $9.07 (December 31, 2007 – $9.15) of which 5,795,769 (December 31, 2007 – 5,532,812) were exercisable at September 30, 2008.  At September 30, 2008, DundeeWealth had granted awards for the future issuance of 2,680,837 common shares of DundeeWealth, conditional on certain criteria being met, and it had granted an aggregate of 846,901 deferred share units.

In addition, DundeeWealth has extended loans to individual employees to purchase common shares of DundeeWealth pursuant to the terms of its share loan plan.  At September 30, 2008, the fair value of collateral pledged as security against share loans receivable was $20,985,000 (December 31, 2007 – $40,929,000).

DUNDEE CORPORATION

Stock Option Plan of Eurogas

As at September 30, 2008, Eurogas had 5,005,000 (December 31, 2007 – 6,005,000) options outstanding at a weighted average exercise price of $1.23 (December 31, 2007 – $1.27), of which 4,115,000 (December 31, 2007 – 3,321,667) stock options were exercisable at September 30, 2008.  In addition, Eurogas had 315,000 (December 31, 2007 – 175,000) outstanding awards pursuant to its deferred share unit plan.  Compensation expense of $663,000 (2007 – $1,051,000) was recognized in respect of Eurogas’ stock option arrangements and deferred share unit arrangements.  In addition, during the three and nine months ended September 30, 2008, Eurogas capitalized compensation costs of $29,000 (2007 – $161,000) and $49,000 (2007 – $639,000) respectively, to its oil and gas properties.

Stock Based Compensation, Dundee Realty

As part of the restructuring of Dundee Realty completed in 2006, the non-controlling shareholder of Dundee Realty was granted an option through the issuance of a class of Dundee Realty shares that will enable the non-controlling shareholder to acquire additional shares of Dundee Realty over a six-year period at a cost of approximately $10,700,000.  If exercised, the option purchase will increase the non-controlling shareholder’s interest from the 22% held at the end of 2006 to 30%.  The option purchase vests in equal annual installments over the six-year period and is subject to the non-controlling shareholder remaining an employee of Dundee Realty.  Since 2006, the non-controlling shareholder has paid $3,600,000 towards the exercise of these options, increasing the non-controlling shareholder’s interest to 25%, including $1,800,000 exercised during the second quarter of this year.  During the three and nine month periods ended September 30, 2008, Dundee Realty recognized stock based compensation expense of $42,000 and $165,000 (2007 – $85,000 and – $348,000), respectively in respect of these option arrangements.

14.

CONTINGENCIES AND COMMITMENTS

There have been no substantive changes to the description and nature of contingencies and commitments from those described in note 19 to the 2007 Audited Consolidated Financial Statements.

15.

FINANCIAL INSTRUMENTS

Fair Value of Available-for-Sale Financial Assets

AFS securities are generally carried at fair values with unrealized gains and losses being included in accumulated other comprehensive income (“AOCI”).  Where available, fair value is determined using quoted market prices from active markets.  Fair value for collateralized corporate loan obligations (“CLOs”) and other structured products, for which market quotations are not readily available, is provided by the third party underwriter of the financial instrument in the form of an indicative bid value or, where available, the most recent trading price of such individual security.  The third party underwriter uses a valuation model that incorporates prevailing primary and secondary market conditions and deal specific parameters.  This valuation model is based, in part, on assumptions that may not be supported by observable market prices or rates.  Indicative bid values provided are independently assessed by qualified professionals to ensure that they are reasonable.  Equity securities without active markets may be valued at cost.

DUNDEE CORPORATION

DundeeWealth’s approach to estimating fair value of non-bank sponsored third party asset-backed commercial paper (“ABCP”) consisted of a review of the asset classes, a review of the information concerning the particular conduits that it owns and a series of proxies and industry information in determining the values to be used for financial reporting.  Fair value of the underlying assets is affected by a wide variety of factors including, but not limited to, changes in corporate credit spreads, changes in credit correlation, current and expected default and delinquency experience for assets underlying the affected ABCP, weighted average life of the assets, vintage of asset origination and global pricing of structured finance assets.  Some observable market indices that were utilized in this approach included: tracking the changes in spreads for the investment grade North American Credit Index and its European counterpart, obtaining pricing of CDOs for asset-backed securities and market prices for reference portfolios of various asset classes such as commercial mortgages, lines of credit, equipment leases, auto leases and trade receivables.  However, this valuation technique also required making various assumptions that may not be supported by observable market prices or rates.  The valuation approach was performed by asset class, breaking down the assets into leveraged and unleveraged categories.

Fair Value of Financial Instruments

With the exception of the Company’s preference shares, Series 1 and preference shares issued by DundeeWealth, all of the Company’s financial instruments are recorded on the consolidated balance sheet at carrying values that are representative of, or approximate, fair value.  At September 30, 2008, the preference shares issued by DundeeWealth had a carrying value of $152,897,000 (December 31, 2007 – $152,655,000) and a fair value based on market prices at that date of $133,838,000 (December 31, 2007 – $143,175,000).  At September 30, 2008, the Company’s preference shares, Series 1 had a carrying value of $147,283,000 (December 31, 2007 – $147,020,000) and a fair value based on market prices at that date of $104,640,000 (December 31, 2007 – $120,960,000).

Risk Management

Detailed qualitative disclosures on financial instruments are included in the “Managing Risk” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007 on pages 38 to 46 and in note 23 to the 2007 Audited Consolidated Financial Statements.

Market Risk

Market risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market prices.  For purposes of this disclosure, the Company segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair Value Risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange currency rates, because of changes in market prices.  Fair value changes may be experienced in a single financial instrument, or in a series of financial instruments in a particular industry sector, or in financial instruments globally as a result of adverse changes in capital markets.  The Company incurs fair value risk directly through its trading positions and portfolio of AFS securities, and indirectly through movements in AUM and Assets under Administration (“AUA”).  The Company’s fair value risk exposure and related risk management controls and procedures are discussed in the “Creating, Attracting and Retaining AUM and AUA” section and the “Market Risk in Trading and Investments” section on page 39 of the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2007.

The following table illustrates the Company’s financial instruments which are recorded on the consolidated balance sheet at fair value and are exposed to fair value risk.  The table demonstrates the sensitivity of the Company’s earnings before taxes and other comprehensive income (“OCI”) before taxes, net of associated expenses, for the three and nine months ended September 30, 2008 to reasonably possible changes in fair value of those instruments.  Amounts illustrated are before providing for allocation of earnings or OCI to non-controlling interests.

DUNDEE CORPORATION

Earnings before taxes and other comprehensive income before taxes, net of associated expenses, for the three and nine months ended September 30, 2008

			Effect of 3%
		Effect of 3%	absolute
		absolute	change in
		change in	fair value on
		fair value on	other
	Carrying	earnings	comprehensive
	value	before taxes	income (i)
Trading securities owned, net of trading securities sold short	$ 101,215	$ 2,459	n/a
Available-for-sale securities (ii):
Asset-backed commercial paper	169,478	5,084	n/a	(iii)
Collateralized loan obligations	47,039	n/a	1,411
Mutual fund investments managed by a subsidiary	94,713	n/a	2,841
Other portfolio investments	87,507	n/a	2,625

  (i)

Before taxes

 (ii)

Other-than-temporary impairments in the fair value of AFS securities are recorded in net earnings

(iii)

In the first nine months of 2008, the change in the fair value related to ABCP was considered an other-than-temporary impairment and was therefore charged to net earnings.

See “Market Risks in Assets under Management and Assets under Administration” section which follows for a discussion of the Company’s exposure to fair value fluctuations in AUM and AUA.

The Company also incurs fair value risk in its Exchangeable Debentures (note 9).  The carrying value of the Exchangeable Debentures is adjusted in the consolidated financial statements to reflect the market value of the underlying Dundee REIT units, provided that such adjustment does not result in a carrying value that is below the principal value of the Exchangeable Debentures outstanding.  Any change in the carrying value of the Exchangeable Debentures resulting from such adjustment is recorded in net earnings.  At September 30, 2008, the Exchangeable Debentures were carried at their principal value.

Interest Rate Risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company incurs interest rate risk through some of its portfolio of investments in trading and AFS securities, including investments in ABCP and CLOs.  The risks associated with the Company’s investments in ABCP and CLOs, including the actual and potential effect on earnings before taxes and OCI before taxes for the nine months ended September 30, 2008, are discussed below under the “Specific Risks Associated with Operating Segments – Wealth Management” section.  The Company does not measure the effects of interest rate risk on its portfolio in isolation.

The Company also incurs interest rate risk through its variable rate corporate debt and client account margin loans and credit balances and, to a lesser extent, cash and cash equivalents and amounts related to securities borrowing activities.  This exposure arises principally on changes in Canadian dollar, U.S. dollar and Euro based interest rates.  The Company’s exposure to interest rate risk related to its investments in CLOs is discussed under the “Specific Risks Associated with Operating Segments – Wealth Management” section.  In general, for every 50 basis point change in market interest rates, earnings before taxes and non-controlling interest related to variable rate corporate debt, excluding real estate debt, for the three and nine months ended September 30, 2008 would change by approximately $172,000 and $447,000, respectively.  In general, for every 50 basis point change in market interest rates, earnings before taxes related to client account margin loans and credit balances for the three and nine months ended September 30, 2008 would change by approximately $62,000 and $33,000, respectively.  The Company’s exposure to its variable rate real estate debt is discussed under the “Specific Risks Associated with Operating Segments – Real Estate” section.

DUNDEE CORPORATION

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company incurs currency risk primarily on its U.S. dollar and Euro denominated CLOs and DundeeWealth’s $500,000,000 revolving term credit facility to the extent that it is drawn in U.S. dollars and Euros.  The Company’s exposure to currency risk related to its investments in CLOs is discussed under the “Specific Risks Associated with Operating Segments – Wealth Management” section.  DundeeWealth’s exposure to currency risk related to its foreign-currency-denominated debt is illustrated in the following tables, which demonstrate the sensitivity of earnings before taxes and non-controlling interest to a reasonably possible change in U.S. dollar and Euro exchange rates, with all other variables held constant.  The effect on earnings before taxes reflects (i) the revaluation of the debt at September 30, 2008 using a revised spot rate and (ii) the effect of a revised average quarterly exchange rate used to translate the related interest expense for the three and nine months ended September 30, 2008.

Earnings before taxes for the nine months ended September 30, 2008

Effect on earnings
before taxes assuming an absolute
3% change in exchange rates
U.S. dollars	$1,397
Euros	$1,048

Earnings before taxes for the three months ended September 30, 2008

Effect on earnings
before taxes assuming an absolute
3% change in exchange rates
U.S. dollars	$1,365
Euros	$1,038

DundeeWealth’s brokerage subsidiary enters into forward foreign exchange contracts to manage currency risk on pending securities settlements in currencies other than the Canadian dollar.  At September 30, 2008, the notional value of outstanding forward foreign exchange contracts was $159,594,000.  DundeeWealth does not apply the principles of hedge accounting to these contracts and therefore, changes in the fair value of these derivatives, which are caused by fluctuations in foreign exchange rates, are recorded in earnings during the period in which they occur.  Given the short-term nature of these derivatives, any changes in fair value stemming from reasonably possible changes in foreign exchange rates would have a nominal effect on earnings before taxes for the three and nine months ended September 30, 2008.

Market Risk in Assets under Management and Assets under Administration

DundeeWealth’s exposure and related risk management controls and procedures are discussed in the “Market Influences” and “Creating, Attracting and Retaining AUM and AUA” sections on page 39 of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007.

AUM are exposed to various forms of market risk, including, but not limited to, fair value risk, interest rate risk and currency risk.  These risks transfer to DundeeWealth through the generation of management fee revenues, net of associated trailer service fees, which are calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed.  Management fee revenue also includes performance fees that DundeeWealth earns when the market appreciation of certain AUM exceeds established benchmarks.  DundeeWealth does not quantify its exposure to these risks in isolation; however, in general, for every 3% change in the net asset value of AUM, earnings before taxes and non-controlling interest, net of associated trailer service fees, for the three and nine months ended September 30, 2008 would change by approximately $2,600,000 and $7,650,000 respectively, before accounting for any changes in performance fees that may be generated by such a change in fair value.

DUNDEE CORPORATION

The following table, which includes a breakdown of the September 30, 2008 AUM by asset type and base currency, provides additional insight regarding DundeeWealth’s exposure to various forms of market risk.

AUM by Asset Type		AUM by Base Currency
Equity	$ 22,605	Canadian dollars	$ 23,144
Fixed income	8,194	U.S. dollars	5,413
		Other	2,242
Total	$ 30,799	Total	$ 30,799

DundeeWealth also incurs market risk through its exposure to fluctuations in AUA.  Adverse global market conditions may impact the Company’s AUA and net earnings through a reduction in client trading and underwriting activity.  While the Company does not quantify its exposure to these risks in isolation, it does monitor the portion of its AUA of $22,435,000 which is subject to trailer fees and therefore directly impacts trailer fee revenue.  In general, for every 3% change in the net asset value of AUA invested in mutual funds, earnings before taxes and non-controlling interest, net of associated expenses, for the three and nine months ended September 30, 2008 would change by approximately $219,000 and $671,000 respectively.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Credit risk arises from cash and cash equivalents held with banks and financial institutions, accounts receivable, client accounts receivable and derivative financial instruments (foreign exchange forward contracts).  The maximum exposure to credit risk is equal to the carrying value of these financial instruments.

A substantial portion of the Company’s accounts receivable relates to management fees receivable from the funds managed by DundeeWealth.  There are no significant concentrations of credit risk within the Company.

One of the primary sources of credit risk to DundeeWealth arises when it extends credit to clients to purchase securities by way of margin lending.  Margin loans are due on demand and are collateralized by the financial instruments in the client’s account.  DundeeWealth faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if DundeeWealth is unable to recover sufficient value from the collateral held.  Amounts loaned to any client are limited by DundeeWealth’s credit limits, which are generally more restrictive than those required by applicable regulatory policies.  To minimize financial risks associated with client margin activities, DundeeWealth applies certain credit standards, conducts ongoing financial reviews with respect to clients and monitors credit exposure to individual counterparties on an ongoing basis.

DundeeWealth manages its credit risk in certain types of trading activities through the establishment of aggregate limits by individual counterparty, reviewing security and loan concentrations and marking to market collateral provided on certain transactions.  For the nine months ended September 30, 2008 and historically, DundeeWealth has not incurred any material loss arising from a counterparty default.

Additionally, the real estate segment manages its exposure to credit risk by attracting tenants and land buyers of sound financial standing, diversifying its mix of tenants and ensuring adequate security has been provided in support of loans.

DUNDEE CORPORATION

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.  The Company’s management of liquidity risk is discussed further in the “Cash Requirements” section on page 31 of the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2007.

The following table summarizes the maturity profile of the Company’s financial liabilities as at September 30, 2008.

	Carrying Amount	Contractual Term to Maturity
Bank indebtedness	$ 64,322	No fixed term to maturity
Accounts payable and accrued liabilities	275,865	Typically due within 20 to 90 days
Client deposits and related liabilities	573,797	Due on demand
Corporate debt (i)	628,379	Subject to term facilities (note 9)
Preference shares	147,283	Retractable by the holder after June 30, 2016
Total	$ 1,689,646

(i)

Contractual term to maturity related to the real estate debt is disclosed below under the “Specific Risks Associated with Operating Segments – Real

Estate” section.

Specific Risks Associated with Operating Segments

Wealth Management

Asset-Backed Commercial Paper

As at September 30, 2008, DundeeWealth held ABCP with a par value at maturity of $379,425,000.  In mid-August 2007, certain ABCP trusts failed to rollover their matured paper in the usual course of business, resulting in significant liquidity issues.  Affected ABCP has not traded in active markets since mid-August 2007 and there are currently no market quotations available for these securities.

On March 17, 2008, a court order was obtained through which a restructuring of affected ABCP is expected to occur under the protection of the Companies’ Creditors Arrangement Act.  On March 20, 2008, details of the proposed restructuring plan were announced.  The proposed restructuring plan contemplates that affected ABCP will be exchanged for longer-term, floating rate notes (“FRNs”) that are designed to match the maturities of the underlying assets.

The restructuring proposal pools certain assets of all the affected ABCP conduits, to be allocated on a pro-rata basis to two newly created Master Asset Vehicles referred to as MAV 1 and MAV 2.  Larger investors are expected to participate in MAV 1 which requires self-funding by participants in a margin funding facility against possible margin calls.

DundeeWealth will be an investor in MAV 2, in which a third-party funding facility will be established and generally funded by a group of third-party lenders.  MAV 2 is expected to issue Class A-1, Class A-2, Class B and Class C notes to ABCP noteholders.  Each class of notes that DundeeWealth expects to receive will be supported by a portfolio of unleveraged and leveraged corporate CDOs, traditional securitized assets and certain hybrid assets.

Trusts with ABCP supported solely by traditional securitized assets will be placed in a separate Master Asset Vehicle referred to as MAV 3 and noteholders will receive FRNs with maturities based upon the maturities of the underlying assets.  The FRNs will amortize and be repaid as assets mature or are sold.  DundeeWealth is also expected to participate in MAV 3.

Assets in each Master Asset Vehicle, for which the credit quality is uncertain, are designated as ineligible assets and will be supported by notes designated as IA Tracking Notes which will bear interest at the net rate of return generated by the corresponding designated tracking asset.

Based on the information statement containing details about the proposed restructuring, as originally provided, and other public information, DundeeWealth anticipates receiving aggregate FRNs with a par value of $371,350,000 in denominations

DUNDEE CORPORATION

as illustrated in the table below in exchange for DundeeWealth’s holdings of ABCP with a par value of $379,425,000.  The proposed ratings of the restructured notes and the associated proposed interest rates are based on information as estimated in the information statement to noteholders.  However, the information statement has not been updated since April 20, 2008.  It is possible that the ratings as originally outlined in the information statement will deteriorate as a result of current global market events.

The ABCP investments held by DundeeWealth are considered AFS financial instruments for accounting purposes and must be reported at their fair value.  Fair value, among other things, is a function of the market’s perception of the risks associated with the asset.  Since these assets are not currently distributing interest and since the new restructured securities have not yet been issued, the valuation approach applied by DundeeWealth used publicly available information, either from DBRS or from the information statement outlining the proposed restructuring, to determine the type and characteristics of assets in each of the affected trusts.  This information was assessed on a transaction by transaction basis for each trust in which DundeeWealth owns affected ABCP.  Using a valuation technique, DundeeWealth assigned values to each asset type in each affected trust in which DundeeWealth holds ABCP.  An overall dollar weighted average valuation across all affected trusts was then calculated.

DundeeWealth’s determination of fair value of traditional assets is primarily based on discussions with third party dealers or, where available, the most recent trading price of similar securities.  As proxy for the fair value of hybrid securitized assets, DundeeWealth considered credit indices on structured finance products including the ABX, TABX and CMBX indices.

Fair value of leveraged and unleveraged corporate CDOs is determined using a pricing model which requires inputs of initial and current credit spreads, a risky annuity and a leverage factor.  Generally and with all other factors remaining constant including the vintage of assets, the fair value of ABCP is expected to decline in periods of increasing credit spreads.

In September 2008 and early into the fourth quarter of 2008, the credit market underwent significant upheaval that resulted in several high-profile, financial firm failures and subsequent government intervention with financial institutions in the United States, Europe and elsewhere.  From June 30, 2008 to September 30, 2008, credit spreads increased from approximately 164 basis points to 210 basis points, as measured by CDX7 IG, a credit index composed of 125 North American investment grade credit default swaps.  Similar increases were observed in other comparable corporate credit indices.

DUNDEE CORPORATION

As a result of these and other factors, DundeeWealth recorded a fair value adjustment of $209,034,000 in the aggregate against the carrying value of affected ABCP of which $75,885,000 and $37,942,000 were recorded in the first and third quarters of 2008, respectively, with the balance of $95,207,000 having been recorded in the prior year.  This equates to approximately 55% of the par value of ABCP held.  As ABCP conduits have failed to meet their scheduled maturities and interest payments to noteholders during this standstill period, DundeeWealth has determined that this amount reflects an other-than-temporary impairment of ABCP investments and therefore recognized this adjustment in net earnings.

On April 25, 2008, existing noteholders were asked to vote on the restructuring plan as outlined above.  Almost 96% of noteholders voted in favour of the plan which was expected to be implemented by the end of June 2008.  However, implementation was delayed by a number of corporate investors who petitioned the courts, challenging the legality of certain releases which, amongst other limitations, restricted their ability to sue those financial institutions which originally sold them the ABCP.  The petition was eventually denied and the Pan-Canadian Investors Committee recently announced that it anticipates completing the restructuring before the end of November 2008.

While DundeeWealth’s valuation technique as at September 30, 2008 as outlined above has taken into account recent market volatility and the likelihood of implementation of the proposed restructuring, there is no assurance that the pricing of these assets will not increase or decline in future periods, nor is there any guarantee of a successful restructuring, or that following any potential restructuring, the restructured notes will trade at the same market value.  Furthermore, there is no assurance that DundeeWealth’s investment, either in original form or in restructured form, will trade at a higher market value.  In addition, the restructuring plan involves negotiations with third party financial institutions, some of which may be experiencing financial difficulties given the current credit crisis and global economic concerns.  The Pan-Canadian Investors Committee has not provided any information to indicate whether triggers, margin calculations and pricing, or other factors contemplated as part of the reorganization plan, have been renegotiated or otherwise changed.  As a result of these uncertainties, and the fact that the Company’s valuation methodology was based on incomplete information, these estimates of fair value may change materially in subsequent reporting periods.

Collateralized Loan Obligations

As at September 30, 2008, DundeeWealth held 27 positions in CLOs, including U.S. dollar denominated CLOs with a par value of US$88,550,000 and Euro denominated CLOs with a par value of €15,500,000.  The CLOs are collateralized by a diversified portfolio of senior secured first-lien corporate loans and are, for the most part, unlevered.  Of the 27 positions held, five were rated BBB, 12 were rated BB and the remaining 10 positions were investments in equity tranches.  For the three and nine months ended September 30, 2008, DundeeWealth earned approximately $3,435,000 and $10,212,000 (2007 – $2,574,000 and $3,840,000), respectively, of investment income, before non-controlling interest, from its portfolio of CLO investments.

Included in OCI are fair value adjustments of $17,672,000 and $39,550,000, respectively, relating to the decline in the fair value of the portfolio during the three and nine months ended September 30, 2008, before non-controlling interest.  DundeeWealth considers that these fair value adjustments reflect current global credit concerns, an excess supply of CLO products and a resulting reduction in trading activities.  As there has been no default in scheduled interest payments or other objective evidence of impairment in the underlying assets, and as DundeeWealth has both the ability and intent to continue to hold its CLO portfolio until the amortized cost is recovered, it continues to report the fair value adjustment in AOCI.

DundeeWealth incurs interest rate risk and currency risk related to its portfolio of CLO investments.  The following tables demonstrate the sensitivity of the Company’s earnings before taxes and OCI before taxes and non-controlling interest, for the three and nine months ended September 30, 2008, to reasonably possible changes in market interest rates and foreign exchange rates.  The foreign exchange rate portion of the table reflects (i) the effect of the revaluation of the CLOs at September 30, 2008 using a revised spot rate which is reflected in OCI and (ii) the effect of a revised average quarterly exchange rate used to translate the related investment income which is reflected in net earnings.

DUNDEE CORPORATION

Earnings before taxes and other comprehensive income before taxes, for the nine months ended September 30, 2008

Effect on earnings before taxes		Effect on earnings before taxes	Effect on other comprehensive
assuming 50 basis point absolute		assuming an absolute 3% change	income assuming an absolute
change in market interest rates		in foreign exchange rates	3% change in exchange rates
U.S. dollars	$ 244	$ 238	$ 1,100
Euros	$ 32	$ 68	$ 311

Earnings before taxes and other comprehensive income before taxes, for the three months ended September 30, 2008

Effect on earnings before taxes		Effect on earnings before taxes	Effect on other comprehensive
assuming 50 basis point absolute		assuming an absolute 3% change	income assuming an absolute
change in market interest rates		in foreign exchange rates	3% change in exchange rates
U.S. dollars	$ 84	$ 80	$ 1,100
Euros	$ 11	$ 23	$ 311

DundeeWealth has borrowed in U.S. and Euro currencies in order to economically protect itself against foreign exchange fluctuations in its foreign-currency-denominated CLO investments.  At September 30, 2008, approximately 49% of U.S. dollar denominated CLOs and 42% of Euro denominated CLOs were economically hedged using foreign-currency-denominated debt.  DundeeWealth has elected not to apply hedge accounting to these strategies.  As a result, the effect of changes in foreign exchange rates relating to amounts borrowed to acquire these assets is reflected in net earnings while the same effect of changes in foreign exchange rates to the fair value of CLOs is reflected in OCI.

Real Estate

Real estate debt included in the Company’s real estate segment creates specific interest rate risk and liquidity risk.  In addition, the foreign exchange forward contract in the real estate segment creates currency risk.

Interest Rate Risk

The Company incurs interest rate risk through the real estate segment’s variable rate real estate debt.  This exposure arises principally on changes in Canadian dollar interest rates.  In general, for every 1% change in market interest rates, earnings before taxes related to variable rate real estate debt for the three and nine months ended September 30, 2008 would change by approximately $160,000 and $481,000, respectively.

Liquidity Risk

The following table summarizes the scheduled principal repayments and debt maturities in respect of real estate debt.

Principal Repayments	Mortgages	Demand Revolving Credit Facilities	Land Mortgages	Housing Advances	Term Debt	TOTAL
2008	$ 2,904	$ 83,408	$ 3,318	$ 28,739	$ 611	$ 118,980
2009	1,401	-	12,631	71,533	756	86,321
2010	810	-	3,827	315	579	5,531
2011	841	-	753	4,033	616	6,243
2012	887	-	803	1,546	652	3,888
2013 and thereafter	30,401		137	-	1,069	31,607
TOTAL	$ 37,244	$ 83,408	$ 21,469	$ 106,166	$ 4,283	$ 252,570
Adjusted for:
Acquisition date fair value debt adjustment						(1,875)
Deferred financing						(268)
As at September 30, 2008						$ 250,427

DUNDEE CORPORATION

Currency Risk

The Company’s real estate segment has entered into a foreign exchange forward contract to purchase a total of US$13,464,000 of currency at specific dates which commenced on September 2, 2008 and ends on February 1, 2010.  The foreign exchange forward contract hedges the real estate segment’s exposure to foreign currency risk related to its future funding obligations for capital projects.  As of September 30, 2008, the balance to be purchased under this foreign exchange forward contract was US$11,968,000.  There is no ineffectiveness relating to this hedging relationship, therefore no amount of gain or loss was recognized in net earnings for the period.  As determined using a derivative valuation model, a 3% change in foreign exchange rates would result in a $0.4 million adjustment to OCI before non-controlling interests.

Resources

The Company does not incur significant market risk, credit risk or liquidity risk on financial instruments allocated to its resources segment.  Financial instruments within the resources segment are recorded on the consolidated balance sheet at carrying values that are representative of, or approximate, fair value.

Equity Accounted Investments

The various risk factors discussed above may impact the Company’s equity accounted investments and therefore impact future net earnings and OCI.  The Company, however, does not measure or monitor these risks in isolation.

16.

CAPITAL DISCLOSURES

The Company defines the capital that it manages as the aggregate of its shareholders’ equity and interest bearing debt, including outstanding preference shares.  The following table summarizes the carrying value of the Company’s capital as at September 30, 2008.

Type of capital	Carrying amount
Shareholders' equity	$ 1,030,504
Corporate debt	628,379
Preference shares	147,283
$ 1,806,166

The Company’s objectives when managing capital include (i) ensuring that the Company and all of its regulated entities meet relevant regulatory capital requirements; (ii) ensuring that the Company is able to meet its financial obligations as they become due, whilst ensuring compliance with all applicable debt covenants; (iii) ensuring that the Company has sufficient capital to manage the land and housing business in the real estate segment and the exploration and development activities in the resources segment; (iv) ensuring that the Company has sufficient capital available to benefit from acquisition opportunities, should they arise; and (v) ensuring adequate returns for shareholders.

Certain of the Company’s subsidiaries are subject to regulatory capital requirements as described in the “Cash Requirements” section on page 31 of the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2007.  As at September 30, 2008, the Company was in compliance with all regulatory capital requirements and all debt covenants.

DUNDEE CORPORATION

17.

INCOME TAXES

The Company’s income tax provision differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

(in thousands of dollars)
	Three Months		Nine Months
For the three and nine months ended September 30,	2008	2007	2008	2007
Anticipated income taxes based on combined Canadian
federal and provincial statutory income tax
rate of 36% (2007 - 36%)	$ 6,456	$ (52,930)	$ 14,181	$ (113,275)
Net non-deductible items	(3,633)	(2,049)	(11,745)	(7,976)
Non-taxable dilution gains (losses)	719	26,775	231	48,569
Change in valuation allowance	(708)	402	822	156
Future taxes at rates different from the current
statutory income tax rate	(6,656)	(249)	(9,423)	1,627
Benefits not previously recognized	2,037	84	2,787	1,162
Other	8,025	(73)	6,587	(174)
Income taxes	$ 6,240	$ (28,040)	$ 3,440	$ (69,911)

DUNDEE CORPORATION

18.

SEGMENTED INFORMATION

Segmented (Loss) Earnings for the nine months ended September 30, 2008 and 2007

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
For the nine months ended September 30,	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Revenues	$ 647,877	$ 688,110	$ 214,088	$ 250,150	$ 2,441	$ 3,155	$ 11,245	$ 15,942	$ (8,853)	$ (10,858)	$ 866,798	$ 946,499
Expenses	609,901	620,771	162,784	166,546	9,433	8,627	16,772	24,284	(11,307)	(13,312)	787,583	806,916
Fair value adjustment of available-for-sale securities	113,827	-	-	-	-	-	-	-	-	-	113,827	-
Gain on exchangeable debentures	-	-	-	-	-	-	(1,314)	(16,293)	-	-	(1,314)	(16,293)
OPERATING (LOSS) EARNINGS	(75,851)	67,339	51,304	83,604	(6,992)	(5,472)	(4,213)	7,951	2,454	2,454	(33,298)	155,876
Equity (losses) earnings	-	-	1,095	13,184	(5,655)	20,541	-	97	-	-	(4,560)	33,822
(LOSS) EARNINGS BEFORE
UNDERNOTED ITEMS	(75,851)	67,339	52,399	96,788	(12,647)	15,069	(4,213)	8,048	2,454	2,454	(37,858)	189,698
Non-controlling interest	30,772	(16,691)	(8,107)	(11,969)	1,791	989	-	-	-	-	24,456	(27,671)
NET (LOSS) EARNINGS BEFORE
NON-SEGMENTED ITEMS	(45,079)	50,648	44,292	84,819	(10,856)	16,058	(4,213)	8,048	2,454	2,454	(13,402)	162,027
Dilution (loss) gains											(1,702)	134,466
Income taxes											3,440	(69,911)
NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS	(45,079)	50,648	44,292	84,819	(10,856)	16,058	(4,213)	8,048	2,454	2,454	(11,664)	226,582
Earnings (loss) from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	69	(75,880)	-	-	-	-	-	-	-	-	69	(75,880)
Share of earnings of discontinued operations of
Dundee REIT, net of tax	-	-	-	95,220	-	-	-	-	-	-	-	95,220
NET (LOSS) EARNINGS FOR THE PERIOD	$ (45,010)	$ (25,232)	$ 44,292	$ 180,039	$ (10,856)	$ 16,058	$ (4,213)	$ 8,048	$ 2,454	$ 2,454	$ (11,595)	$ 245,922

Segmented Assets as at September 30, 2008 and December 31, 2007

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Cash and cash equivalents	$ 129,413	$ 82,411	$ 17,417	$ 36,729	$ 32,714	$ 6,383	$ 1,163	$ 1,392	$ -	$ -	$ 180,707	$ 126,915
Goodwill	393,511	402,792	-	-	-	-	9,036	9,036	-	-	402,547	411,828
Other assets	1,792,809	1,881,920	747,504	671,808	309,193	349,542	59,029	167,083	-	-	2,908,535	3,070,353
TOTAL ASSETS	$ 2,315,733	$ 2,367,123	$ 764,921	$ 708,537	$ 341,907	$ 355,925	$ 69,228	$ 177,511	$ -	$ -	$ 3,491,789	$ 3,609,096

DUNDEE CORPORATION

Segmented (Loss) Earnings for the three months ended September 30, 2008 and 2007

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
SEGMENTED OPERATIONS
Revenues	$ 201,598	$ 225,485	$ 114,463	$ 101,769	$ (253)	$ 2,793	$ 2,888	$ 8,292	$ (2,900)	$ (5,144)	$ 315,796	$ 333,195
Expenses	198,475	204,986	84,128	62,406	4,988	2,858	6,599	7,308	(3,718)	(5,962)	290,472	271,596
Fair value adjustment of available-for-sale securities	37,942	-	-	-	-	-	-	-	-	-	37,942	-
Gain on exchangeable debentures	-	-	-	-	-	-	(465)	(13,977)	-	-	(465)	(13,977)
OPERATING (LOSS) EARNINGS	(34,819)	20,499	30,335	39,363	(5,241)	(65)	(3,246)	14,961	818	818	(12,153)	75,576
Equity (losses) earnings	-	-	241	3,597	(8,497)	423	-	-	-	-	(8,256)	4,020
(LOSS) EARNINGS BEFORE
UNDERNOTED ITEMS	(34,819)	20,499	30,576	42,960	(13,738)	358	(3,246)	14,961	818	818	(20,409)	79,596
Non-controlling interest	13,305	(5,174)	(5,100)	(6,655)	1,375	224	-	-	-	-	9,580	(11,605)
NET (LOSS) EARNINGS BEFORE
NON-SEGMENTED ITEMS	(21,514)	15,325	25,476	36,305	(12,363)	582	(3,246)	14,961	818	818	(10,829)	67,991
Dilution gains											2,673	74,127
Income taxes											6,240	(28,040)
NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS	(21,514)	15,325	25,476	36,305	(12,363)	582	(3,246)	14,961	818	818	(1,916)	114,078
Loss from discontinued operations of Dundee Wealth,
net of tax and non-controlling interest	-	(75,032)	-	-	-	-	-	-	-	-	-	(75,032)
Share of earnings of discontinued operations of
Dundee REIT, net of tax	-	-	-	93,063	-	-	-	-	-	-	-	93,063
NET (LOSS) EARNINGS FOR THE PERIOD	$ (21,514)	$ (59,707)	$ 25,476	$ 129,368	$ (12,363)	$ 582	$ (3,246)	$ 14,961	$ 818	$ 818	$ (1,916)	$ 132,109

DUNDEE CORPORATION

19.

BUSINESS COMBINATIONS COMPLETED IN THE

COMPARATIVE 2007 PERIOD

Disposition of Dundee Bank of Canada

On September 28, 2007, DundeeWealth completed the sale of its wholly-owned subsidiary, Dundee Bank of Canada (“Dundee Bank”) for $260,000,000 in cash.

Concurrent with the sale of Dundee Bank, DundeeWealth entered into a separate agreement pursuant to which DundeeWealth issued equity for aggregate proceeds of $348,348,000.  Also in connection with the sale of Dundee Bank, DundeeWealth entered into a service agreement under which “white label” banking services are made available to support DundeeWealth’s distribution of products through independent financial advisors across Canada.  The losses from operations relating to Dundee Bank and other banking operations prior to the disposition, net of taxes and non-controlling interest were $75,880,000 and have been included as discontinued operations in 2007.

DF Investments S.A.

In June 2007, a subsidiary of DundeeWealth acquired DF Investments SA (formerly VMR Fund Management SA), a fund management company.  The aggregate cash purchase price was $1,319,000, of which $218,000 was allocated to the cost of the investment management contracts and $980,000 was recorded as goodwill.  The investment management contracts acquired were determined to have an indefinite life and the related intangible asset is not subject to amortization.

Step Acquisition in DWM Inc. (“DWM”) by DundeeWealth

In February 2007, DundeeWealth purchased the 16.3% non-controlling interest in its subsidiary, DWM Inc. (“DWM”) previously held by Caisse de dépôt et placement du Québec (“CDP”) and DWM became a wholly-owned subsidiary of DundeeWealth.  DundeeWealth accounted for the transaction as a step acquisition of DundeeWealth’s interest in DWM and the aggregate purchase price, after elimination of the non-controlling interest, was allocated to net assets acquired based on their estimated fair value on the date of acquisition.

The aggregate purchase price was $330,995,000, being the sum of the $154,500,000 cash paid to the non-controlling shareholder, the value of the 11,000,000 common shares of DundeeWealth issued to the non-controlling shareholder and transaction costs of $605,000.  The purchase price, as detailed in the following table, was assigned to the assets and liabilities acquired.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$ 203,150
Other net assets	129,275
Future income tax liabilities	(67,040)
$ 265,385
Aggregate purchase price
Cash	$ 154,500
Common shares of Dundee Wealth	175,890
Transaction costs	605
$ 330,995
Excess of the purchase price over net assets acquired assigned to goodwill	$ 65,610

Dilution Gains Resulting from Equity Transactions in Subsidiaries

DundeeWealth

During the nine months ended September 30 2007, DundeeWealth completed several equity issuances, including the issuance of shares pursuant to the step acquisition in DWM and concurrent with the sale of Dundee Bank.  As a result of these transactions and other issuances of common shares of DundeeWealth pursuant to its share incentive arrangements, the Company’s interest in the carrying value of DundeeWealth’s net assets was diluted.  In accordance with Canadian GAAP,

DUNDEE CORPORATION

the Company was considered to have disposed of approximately 28% of its interest in DundeeWealth, resulting in a dilution gain of $133,563,000, including $73,856,000 which was recognized in the third quarter of 2007.

Dundee Realty

On August 31, 2007, the non-controlling shareholder of Dundee Realty exercised his option to acquire an additional 1.3% interest in Dundee Realty for $1,783,000.  During 2007, the Company recognized a dilution gain of $297,000 in respect of the equity issuances by Dundee Realty.

Other Dilution Gains

During 2007, the Company recognized other dilution gains of $606,000 in connection with equity issuances in its resources segment.

20.

FUTURE ACCOUNTING CHANGES

Goodwill and Intangible Assets

In February 2008, the CICA Accounting Standards Board issued section 3064 “Goodwill and Intangible Assets”, which provides extensive guidance on when expenditures qualify for recognition as intangible assets and clarifies the fact that costs can be deferred only when they relate to an item that meets the definition of an asset.  The new standard is effective for the Company beginning in the first quarter of 2009.  The Company is currently assessing the impact of this new accounting standard.

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards ("IFRS") effective in calendar year 2011, with early adoption being allowed starting in calendar year 2009.  IFRS uses a conceptual framework similar to Canadian GAAP, but there may be significant differences on recognition, measurement and disclosure that may materially impact the Company's consolidated financial statements.

The implementation of IFRS will apply to the Company's interim and annual financial statements beginning on or after January 1, 2011, including the restatement of comparative amounts for 2010.  As a result, the Company has established an IFRS implementation committee with a mandate to oversee the conversion process, including any impact that the conversion may have on business practices, systems and internal controls over financial reporting.  In the third quarter of 2008, the implementation committee initiated an analysis of the differences between IFRS and the Company's current accounting policies, as well as an assessment of the impact of various accounting alternatives offered pursuant to IFRS.  The implementation committee also implemented an education program for key employees responsible for financial reporting.

Reclassification of Financial Assets

In October 2008, the CICA Accounting Standards Board issued amendments to CICA Handbook sections 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Disclosure and Presentation” and 3862 “Financial Instruments – Disclosures”.  These amendments, which are being made with the intent of providing consistency between Canadian GAAP and IFRS, provide Canadian companies with the ability to reclassify financial assets out of the held-for-trading and AFS categories in certain circumstances.  The reclassification of financial assets designated as held-for-trading is only permitted in rare circumstances.  The ability to reclassify financial assets designated as AFS is only permitted if the financial assets would have met the definition of loans and receivables at the time of acquisition and if the Company has the intention and ability, at the time of the reclassification, to hold the financial assets for the foreseeable future or until maturity.

DUNDEE CORPORATION

The Company has considered the impact of these amendments, specifically in respect of its investments in ABCP and CLOs.  It is the Company’s view that the amendments would not permit a reclassification of ABCP and CLOs as these products do not meet the definition of a loan or receivable pursuant to section 3855.  The Company does not believe that there are any other significant impacts resulting from these amendments.

21.

SUBSEQUENT EVENT

On November 3, 2008, DundeeWealth entered into an agreement to dispose of its Quebec-based financial planning, mutual fund dealer and life insurance sales operations to Industrial Alliance Insurance and Financial Services Inc.  The transaction divests DundeeWealth of approximately $2.6 billion in AUA and approximately 330 licensed financial advisors.  The transaction is expected to close on December 31, 2008.

DUNDEE CORPORATION